UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

ARIAD Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

Paris Panayiotopoulos

President and Chief Executive Officer

ARIAD Pharmaceuticals, Inc.

125 Binney Street

Cambridge, Massachusetts 02142

(617) 494-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Manmeet S. Soni Executive Vice President, Chief Financial Officer and Treasurer ARIAD Pharmaceuticals, Inc. 125 Binney Street Cambridge, Massachusetts 02142 (617) 494-0400	Scott A. Barshay Jeffrey D. Marell Brian C. Lavin Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”). ARIAD’s principal executive offices are located at 125 Binney Street, Cambridge, Massachusetts 02142, and its telephone number is (617) 494-0400. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “ARIAD” refer to ARIAD Pharmaceuticals, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is ARIAD’s shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”). As of January 13, 2017, there were:

•	194,580,850 Shares issued and outstanding;

•	9,236,071 Shares issuable upon the exercise of outstanding options (“Options”) granted and outstanding under the Company’s 2006 Long-Term Incentive Plan, as amended (the “2006 LTIP”) and the Company’s 2014 Long-Term Incentive Plan, as amended (the “2014 LTIP”);

•	1,901,731 Shares issuable upon the settlement of outstanding restricted stock units (“RSUs”) under the 2006 LTIP and the 2014 LTIP;

•	1,788,540 Shares issuable upon the settlement of outstanding performance share units (“PSUs”) under the 2006 LTIP and the 2014 LTIP assuming achievement of all applicable performance goals at the greater of (i) the target level of performance for each such PSU and (ii) the estimated actual level of performance determined as of January 13, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant); and

•	22,000 Shares estimated to be subject to outstanding purchase rights under the Company’s 1997 Employee Stock Purchase Plan, as amended (the “ESPP”).

There are no shares of preferred stock, par value $0.01, outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of ARIAD, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. The Company’s website address is www.ariad.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the outstanding Shares at a purchase price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on January 19, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”). The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer and withdrawal rights will expire at 11:59 p.m. Eastern Time on Wednesday, February 15, 2017 (the “Expiration Time”, unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (defined below), in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 8, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), between ARIAD, Takeda and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions, which are described further in Section 15—“Conditions of the Offer” of the Offer to Purchase:

(i)	the number of Shares that has been validly tendered in the Offer and not withdrawn as of the Expiration Time together with any Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the Delaware General Corporation Law, as amended (the “DGCL”)), represents at least a majority of the then outstanding Shares (such condition, the “Minimum Tender Condition”);

(ii)	any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) applicable to the Offer and the Merger has expired or been terminated;

(iii)	no order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or similar decree or other similar decision will have been issued by any governmental authority of competent jurisdiction and no applicable law will be in effect that would (x) make the Offer or the Merger illegal or (y) otherwise prevent their consummation; and

(iv)	the Merger Agreement has not been terminated in accordance with its terms.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, promptly (and, in any event, no later than the first business day) after the Expiration Time, Purchaser will accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time (the time of such acceptance, the “Offer Acceptance Time”). As soon as practicable following, and on the same day as, the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming an indirect wholly-owned subsidiary of Parent. Upon the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company and will become an indirect wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger will be governed by Section 251(h) of the DGCL and effect the Merger. As a result of the Merger, each Share (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such Shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Offer is made only for Shares and is not made for any Options, RSUs or PSUs. The Merger Agreement provides that each Option, Share that is subject to lapsing rights of repurchase (each, a “Restricted Share”),

RSU, and PSU (collectively, the “Company Equity Awards”) that is outstanding as of immediately prior to the consummation of the Offer will become fully vested (except that, in the case of a PSU, such awards shall vest at the greater of (i) the target level of vesting for such PSU and (ii) the vesting level determined based on the achievement of the performance metrics applicable to such PSU in accordance with its terms, as determined by the Compensation Committee of our Board of Directors as of immediately prior to the Expiration Time) as of immediately prior to, and contingent upon, the consummation of the Offer (subject to certain exceptions with respect to vesting acceleration) and will be canceled and converted into the right to receive the Offer Price (less the applicable exercise price in the case of Options) in cash (net of applicable withholding taxes and without interest) payable in respect of each Share subject to such Company Equity Award. At or prior to the consummation of the Offer, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards. In addition, pursuant to the Merger Agreement, the Company is required, among other things, to take all reasonable actions to terminate its ESPP prior to the date that the Transactions close. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal office address of Purchaser is located at 40 Landsdowne Street, Cambridge, MA 02139, and its telephone number is (617) 679-7000. According to the Offer to Purchase, the principal office of Parent is located at 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, Japan and its telephone number is +81-6-6204-2111.

For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Takeda or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between the Company and its Executive Officers, Directors, and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company Equity Awards, subject to certain exceptions with respect to vesting acceleration;

•	the potential receipt of certain payments and benefits under individual employment agreements upon certain types of terminations of employment either prior to or following the consummation of the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the heading “Executive Compensation” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on June 8, 2016, the information under the heading “Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers” of the Current Report on Form 8-K filed by the Company on December 7, 2016, and the information under the heading “Item 1.01 Entry of a Material Definitive Agreement” of the Current Report on Form 8-K filed by the Company on January 13, 2017, which excerpts are incorporated herein by reference as exhibits (e)(33), (e)(34) and (e)(35), respectively.

Outstanding Shares Held by Directors and Executive Officers

If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

The following table sets forth (i) the number of Shares beneficially owned as of January 13, 2017, by each of our executive officers and directors (which, for clarity, excludes Restricted Shares and Shares subject to issuance pursuant to granted and outstanding Options, RSUs, and PSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Alexander J. Denner, Ph.D.(1)	13,831,249	$331,949,976
George W. Bickerstaff, III	—	—
Jules A. Haimovitz	—	—
Paris Panayiotopoulos	192,678	$4,624,272
Anna Protopapas	23,902	$573,648
Norbert G. Riedel, Ph.D.	121,859	$2,924,616
Sarah J. Schlesinger, M.D. (2)	53,100	$1,274,400
Timothy P. Clackson, Ph.D.	200,144	$4,803,456
Manmeet S. Soni	2,735	$65,640
Daniel M. Bollag, Ph.D.	111,686	$2,680,464
Hugh M. Cole	42,834	$1,028,016
Jayne M. Gansler	—	—
Jennifer L. Herron	—	—
Elona Kogan, Esq.	—	—
All of our current directors and executive officers as a group	14,580,187	$349,924,488

(1)

Reflects 35,165 Shares owned directly by Dr. Denner, the Chairman of our Board of Directors. By virtue of his position as the Chief Investment Officer of Sarissa Capital Management LP (“Sarissa Capital”) and as the managing member of Sarissa Capital’s general partner of each of the two funds affiliated with Sarissa (the “Sarissa Funds”) that together hold 12,850,000 Shares, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 12,850,000 shares held by the Sarissa Funds. In addition, the Sarissa Funds beneficially own $8.8 million principal amount of our 3.625% Convertible Senior Notes due 2019 (the “Convertible Notes”), which are governed by the terms of an indenture dated as of June 17, 2014, entered into between the Company, as issuer, and Wells Fargo Bank, National Association, as trustee. Pursuant to such indenture, the Convertible Notes held by the Sarissa Funds are currently convertible at a Conversion Rate of 107.5095 Shares (which equals approximately 946,084 Shares). As disclosed in Exhibit 99.4 of the Current Report on Form 8-K, dated as January 10, 2017, following the closing of the Offer, the Convertible Notes will be convertible at a temporarily increased rate that will include a make-whole adjustment. As a result, if the holders of Convertible Notes, including the Sarissa Funds, convert their Convertible Notes during a specified period following the closing of the Offer they may receive a premium on their investment in the Convertible Notes in excess of the payments they would have otherwise received under the Convertible Notes had the Transactions not been consummated.
(2)	Reflects 37,500 Shares owned directly by Dr. Schlesinger and 15,600 Shares owned by her spouse.

Treatment of Company Equity Awards

Options. Pursuant to the Merger Agreement, each Option outstanding immediately prior to the consummation of the Offer, whether vested or unvested, shall automatically and without any required action on the part of its holder, become fully vested and shall be canceled as of immediately prior to, and contingent upon, the consummation of the Offer (without regard to the exercise price of such Option) in exchange for the right to receive a lump-sum cash payment in the amount of the Option Consideration, if any, less any required withholding taxes, with respect to such Option. “Option Consideration” means, with respect to any Option, an amount equal to the product of (i) the number of Shares issuable under such Option multiplied by (ii) the excess of (x) the Offer Price over (y) the exercise price payable in respect of each Share issuable under such Option; provided, however, that the Option Consideration for each Option with an exercise price equal to or greater than the Offer Price shall be $0.

Restricted Stock Units. Pursuant to the Merger Agreement, each RSU outstanding immediately prior to the consummation of the Offer shall, automatically and without any required action on the part of its holder, become fully vested and be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive a lump-sum cash payment in an amount equal to the Offer Price for each Share underlying the RSU, less any required withholding taxes (the “RSU Payment”). As of the consummation of the Offer, each holder of a RSU shall cease to have any rights with respect thereto, except the right to receive the RSU Payment.

Pursuant to the Merger Agreement, the Company is permitted to grant RSUs to employees in respect of 2017 annual equity awards (each, a “FY17 RSU”), subject to certain limitations. Notwithstanding anything to the contrary in the Merger Agreement, FY17 RSUs shall automatically be converted immediately prior to, and contingent upon, the consummation of the Offer into a right to receive cash in an amount equal to the Offer Price for each Share underlying the FY17 RSU and shall be payable (without any crediting of interest for the period from the consummation of the Offer through the date of payment) in installments after the date that such FY17 RSU would have otherwise vested (i.e., one third of the aggregate amount on each anniversary of the date of grant of such FY17 RSU) in accordance with its terms (and in any event not later than December 31 of the year during which such vesting date occurs) but only if such conditions to vesting are satisfied prior to such vesting date; provided that, if the employment of such grantee of such FY17 RSU is terminated by Parent or the Surviving Corporation or its affiliates or by the grantee prior to such vesting date under conditions that would have accelerated the vesting of such FY17 RSU had it remained outstanding (e.g., a termination without cause or a resignation for good reason under the terms of the grantee’s employment arrangements), such vesting shall be accelerated as of the date of such termination of employment.

Performance Stock Units. Immediately prior to, and contingent upon, the consummation of the Offer, all vesting conditions applicable to each PSU outstanding immediately prior to the consummation of the Offer shall, automatically and without any required action on the part of its holder, lapse, and each such PSU shall vest as of the consummation of the Offer at the greater of (i) the target level of vesting for such PSU and (ii) the vesting level determined based on the achievement of the performance metrics applicable to such PSU in accordance with its terms, as determined by the Compensation Committee of our Board as of immediately prior to the Expiration Time (assuming, for this purpose, that the transactions contemplated by the Merger Agreement have occurred), and each such then-vested PSU shall be converted immediately prior to, and contingent upon, the consummation of the Offer into a vested right to receive a lump-sum cash payment in an amount equal to the Offer Price for each Share underlying such PSU, less any required withholding taxes (the “PSU Payment”). As of the consummation of the Offer, each holder of a PSU shall cease to have any rights with respect thereto, except the right to receive the PSU Payment.

Restricted Shares. As of the consummation of the Offer, by virtue of the Merger and without any required action on the part of the holder thereof, all vesting conditions and restrictions applicable to each Restricted Share shall lapse and each Restricted Share shall be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest (the “Restricted Share Payment”). As of the consummation of the Offer, each holder of a Restricted Share shall cease to have any rights with respect thereto, except the right to receive the Restricted Share Payment.

At or prior to the consummation of the Offer, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards, including, but not limited to, providing that all vesting and restrictions with respect to Restricted Shares lapse immediately prior to the consummation of the Offer.

Since November 20, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting or settlement of Restricted Shares, RSUs, or PSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers and directors holding Options as of January 13, 2017 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the excess of the Offer Price over the respective per-Share exercise prices of the applicable Options by the number of Shares subject to such Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Weighted Average Exercise Price Per Share ($)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Alexander J. Denner, Ph.D.	100,000	$7.21	$1,679,500	25,000	$8.73	$381,750	$2,061,250
George W. Bickerstaff, III	—	—	—	75,000	$6.65	$1,301,250	$1,301,250
Jules A. Haimovitz	—	—	—	75,000	$6.65	$1,301,250	$1,301,250
Paris Panayiotopoulos	375,000	5.34	6,997,500	1,125,000	$5.34	$20,992,500	$27,990,000
Anna Protopapas	50,000	$6.89	$855,500	50,000	$8.87	$756,500	$1,612,000
Norbert G. Riedel, Ph.D.	100,000	$6.81	$1,718,750	—	—	—	$1,718,750
Sarah J. Schlesinger, M.D.	115,000	$11.37	$1,452,050	—	—	—	$1,452,050
Timothy P. Clackson, Ph.D.	147,000	$17.63	$936,050	87,125	$6.51	$1,523,816	$2,459,866
Manmeet S. Soni	—	—	—	550,000	$6.47	$9,641,500	$9,641,500
Daniel M. Bollag, Ph.D.	86,000	$18.31	$489,380	60,000	$6.51	$1,049,400	$1,538,780
Hugh M. Cole	50,000	$6.40	$880,000	128,000	$6.47	$2,244,220	$3,124,220
Jayne M. Gansler	—	—	—	144,000	$8.86	$2,180,160	$2,180,160
Jennifer L. Herron	—	—	—	300,000	$8.85	$4,545,000	$4,545,000
Elona Kogan Esq.	—	—	—	200,000	$7.13	$3,374,000	$3,374,000

The table below sets forth, for each of our executive officers and directors holding RSUs and PSUs as of January 13, 2017, (i) the aggregate number of Shares subject to such RSUs and PSUs (with the number of PSUs based on deemed achievement of all applicable performance goals at the greater of (i) the target level of performance for each such PSU and (ii) the estimated actual level of performance determined as of January 13, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)) and (ii) the value of cash amounts payable in respect of such RSUs and PSUs on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares subject to such RSUs and PSUs (with the number of Shares subject to PSUs determined based on deemed achievement of all applicable performance goals at the greater of (i) the target level of performance for each such PSU and (ii) the estimated actual level of performance determined as of January 13, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)). All RSUs and PSUs currently held by our executive officers and directors as of January 13, 2017, are unvested.

Name of Executive Officer or Director	Number of RSUs (#)	Cash Consideration for RSUs ($)	Number of PSUs (#)	Cash Consideration for PSUs ($)
Alexander J. Denner, Ph.D.	—	—	—	—
George W. Bickerstaff, III	—	—	—	—
Jules A. Haimovitz	—	—	—	—
Paris Panayiotopoulos	66,800	$1,603,200	—	—
Anna Protopapas	—	—	—	—
Norbert G. Riedel, Ph.D.	—	—	—	—
Sarah J. Schlesinger, M.D.	—	—	—	—
Timothy P. Clackson, Ph.D.	102,313	$2,455,512	182,530	$4,380,720
Manmeet S. Soni	—	—	240,000	$5,760,000
Daniel M. Bollag, Ph.D.	81,999	$1,967,976	149,110	$3,578,640
Hugh M. Cole	64,733	$1,553,592	99,760	$2,394,240
Jayne M. Gansler	72,000	$1,728,000	—	—
Jennifer L. Herron	—	—	240,000	$5,760,000
Elona Kogan Esq.	100,000	$2,400,000	—	—

As of January 13, 2017, none of our executive officers or directors held an award of Restricted Shares; however, in accordance with our director compensation program, all of our directors have elected to receive Restricted Shares in lieu of cash with respect to his or her respective annual retainer fee, and accordingly will be granted Restricted Shares on January 31, 2017. The value of cash amounts payable in respect of such Restricted Shares on a pre-tax basis as of the consummation of the Offer will be calculated by multiplying the Offer Price by the number of such Restricted Shares issued.

Treatment of Purchase Rights under the ESPP

Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permit, through payroll deductions, the purchase of Shares at a price of 85% of the lesser of the fair market value at the beginning or end of each three-month offering period. The ESPP is implemented by a series of three-month offering periods, with new offering periods commencing on the last business day on or prior to January 1, April 1, July 1 and October 1, and ending on each of March 31, June 30, September 30 and December 31, respectively, or on such other date as our Board of Directors shall determine.

Pursuant to the Merger Agreement, the Company is required to take all reasonable actions, including adopting any necessary resolution, to (i) terminate the ESPP as of immediately prior to the date that the Transactions close, (ii) ensure that no offering period under the ESPP shall be commenced on or after the date of the Merger Agreement, (iii) if the closing of the Transactions occurs prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement (the “Final Offering”), cause a new exercise date to be set under the ESPP, which date shall be the business day immediately prior to the initial Expiration Time (the “New Exercise Date,” and the period commencing January 1, 2017 through the New Exercise Date shall be referred to herein as the “Final Purchase Period”), (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Expiration Time shall, to the extent not used to purchase shares of Common Stock in accordance with the terms and conditions of the ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the consummation of the Offer (without interest).

Therefore, if the New Exercise Date occurs prior to the Offer Acceptance Time, the final purchase of Shares under the Final Offering and Final Purchase Period will occur on the New Exercise Date and, with respect to each participant who has not withdrawn from the ESPP prior to the New Exercise Date, we will apply such participant’s accumulated contributions to the purchase of Shares at a per Share purchase price equal to the lower of (i) $10.51 (which is 85% of the closing price of a Share on January 3, 2017, the first business day of the Final Purchase Period) and (ii) 85% of the closing price of a Share on the New Exercise Date.

Employment Arrangements

Each of our executive officers is entitled to certain change in control severance benefits pursuant to his or her employment agreement, the terms of which are described below (the “Executive Agreements”). The Transactions, if and when consummated, will constitute a change in control under each of these agreements that provides for change in control related benefits. The Executive Agreements also contain customary terms, including the executive’s title, base salary and target bonus amounts, certain additional compensation and benefits, and customary restrictive covenants.

In the event that an executive officer’s employment is terminated by us without “cause” or if the executive officer resigns for “good reason,” in either case within a designated period of time proximate to a change in control transaction, then, subject to the executive’s execution of an irrevocable release of claims in favor of the Company and compliance with certain restrictive covenants, the executive will be entitled to the following severance payments and benefits:

•	a cash severance amount, paid in a lump sum or installments as detailed in the table below

•	any earned and accrued, but unpaid, prior year annual bonus (other than Messrs. Panayiotopoulos and Soni)

•	a company subsidy of COBRA coverage (100% for Messrs. Panayiotopoulos and Soni, and at the active-employee rate for the other executive officers) for a period of time post-termination, as detailed in the table below

•	full vesting as of the date of termination in all then-unvested equity awards held by the executive officer (with PSUs deemed earned at the greater of actual and target performance); provided, that Mr. Soni’s initial “inducement” PSU award provides “single-trigger” vesting upon a change in control, regardless of whether his employment is terminated. (As described in more detail in “—Treatment of Company Equity Awards,” all unvested Options, RSUs, and PSUs (with PSUs deemed earned at the greater of actual and target performance), except for FY17 RSUs, will vest as of immediately prior to the consummation of the Offer.)

Name	Severance Protection Period Pre-Transaction	Severance Protection Period Post-Transaction	Cash Severance Formula	Severance Payment Schedule	Period of COBRA Subsidy
Paris Panayiotopoulos	—	2 years	2 times the sum of base salary and target bonus	Installments per payroll over 2 years	24 months

Manmeet S. Soni	6 months	2 years	2 times base salary	Installments per payroll over 2 years	18 months

Timothy P. Clackson, Ph.D.	3 months	1 year	2 times the sum of base salary and target bonus	Lump sum	18 months

Daniel M. Bollag, Ph.D.	3 months	1 year	2 times the sum of base salary and target bonus	Lump sum	18 months

Hugh M. Cole	3 months	1 year	2 times the sum of base salary and target bonus	Lump sum	18 months

Jayne M. Gansler	3 months	1 year	2 times the sum of base salary and target bonus	Lump sum	24 months

Jennifer L. Herron	3 months	1 year	2 times the sum of base salary and target bonus	Lump sum	24 months

Elona Kogan, Esq.	3 months	1 year	2 times the sum of base salary and target bonus	Lump sum	18 months

In the event that any severance or other amounts paid to an executive officer pursuant to the Executive Agreements or otherwise would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as of 1986, as amended (the “Code”), such amounts would either (i) be reduced to the largest payment possible without the imposition of an excise tax under Section 4999 of the Code or (ii) be paid in full to the executive officer, whichever provides the executive officer with the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

For purposes of the Executive Agreements, “cause” generally includes of any of the following:

•	the executive officer’s failure to perform any of his or her material duties;

•	the conviction of the executive officer of any felony;

•	commission of any crime related to the executive officer’s employment with the Company;

•	for Mr. Soni and Ms. Herron only, the violation of any federal, state or local law, or administrative regulation related to our business;

•	for Mr. Soni and Ms. Herron only, conduct that could result in unfavorable publicity for us in a material way;

•	for Mr. Soni and Ms. Herron only, unprofessional conduct inconsistent with the executive officer’s position with the Company;

•	other than for Mr. Soni and Ms. Herron, willful misconduct by the executive officer that has resulted, and could reasonably have been expected to result, in significant harm to our business or reputation;

•	failure to materially comply with our written policies; or

•	material breach of the terms of the Executive Agreement.

The executive officer has a right to cure any conduct that constitutes cause, if curable, within 30 days after receiving written notice.

For purposes of the Executive Agreements, “good reason” generally means the occurrence of any of the following without the executive officer’s consent:

•	any requirement that the executive officer relocate to a worksite that would increase the executive officer’s one-way commuting distance by more than twenty-five miles);

•	our material breach of any provision of the Executive Agreement (including our failure to pay or provide salary, bonus, or any other form of compensation referenced in the applicable employment agreement, except for an across-the-board reduction in compensation or benefits affecting similarly situated employees); or

•	the material diminution of the executive officer’s roles, responsibilities, or scope of authority in the Company and/or the entity resulting from a change in control.

Without limiting the rights of any our executive officers to assert good reason under their respective employment agreement, Parent and the Company have agreed that, in any event, on a specified date following the consummation of the Transactions reasonably determined by Parent (which date shall not be later than 90 days after the consummation of the Transactions), our executive officers will have “good reason” to terminate their employment with us, and collect the severance payments and benefits as described above.

During an executive officer’s employment with us and for the one-year period following the termination of employment, regardless of the reason, such executive officer will be prohibited from soliciting or hiring, as applicable, our directors, key advisors, officers, employees or consultants or participating in any business that is competitive with our business; provided that such restrictions shall apply to Mr. Soni following his termination of employment only if he receives severance pursuant to his employment agreement. In addition, certain executive officers are also subject to covenants pertaining to non-disclosure of confidential information and non-disparagement (Mr. Panayiotopoulos, Dr. Clackson, Dr. Bollag, and Mr. Cole only), which covenants survive the termination of their employment indefinitely.

The descriptions above are qualified in their entirety by reference to the Executive Agreements, which are filed as Exhibits (e)(18) through (e)(25) hereto and incorporated herein by reference.

Although it is not currently anticipated that any of our executive officers will experience a termination of employment in connection with the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of their respective Executive Agreements (excluding the value of accelerating Company Equity Awards) would equal approximately $11,081,922, assuming that the consummation of the Transactions was January 13, 2017, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions.

Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on June 8, 2016, together with Mr. Panayiotopoulos, our current President and Chief Executive Officer, and Mr. Soni, our current Executive

Vice President, Chief Financial Officer, and Treasurer, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates-Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of January 13, 2017, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	the change in control was consummated on January 13, 2017, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each named executive officer’s employment is terminated without “cause” or with “good reason” immediately following the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated using the cash Offer Price of $24.00 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Paris Panayiotopoulos	2,210,000	22,595,700	51,635	24,857,335
Harvey J. Berger, M.D.	—	—	—	—
Manmeet S. Soni	950,000	15,401,500	38,726	16,390,226
Edward M. Fitzgerald	—	—	—	—
Timothy P. Clackson, Ph.D.	1,589,723	8,360,048	30,516	9,980,287
Martin J. Duvall	—	—	—	—
Thomas J. DesRosier, Esq.	—	—	—	—

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table included in our most recent proxy statement. While disclosure is therefore required with respect to Harvey J. Berger, M.D., our former President and Chief Executive Officer, Edward M. Fitzgerald, our former Chief Financial Officer and Treasurer, Martin J. Duvall, our former Executive Vice President and Chief Commercial Officer, and Thomas J. DesRosier, Esq., our former Executive Vice President, Chief Legal and Administrative Officer and Secretary, in that proxy statement, such persons terminated employment with us in December 2015, April 2016, June 2016, and April 2016, respectively, and will not receive any compensation that is based on or otherwise relates to the Offer and the Merger. Mr. Panayiotopoulos and Mr. Soni were not listed as “named executive officers” in our most recent proxy statement but have been included as “named executive officers” for purposes of this Schedule 14D-9 in accordance with applicable SEC guidance.

(2)	The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of the following components:

(a)	For Mr. Panayiotopoulos and Dr. Clackson, a cash severance payment equal to the product of (a) two multiplied by (b) the sum of his annual base salary and target annual bonus, which severance payment for Mr. Panayiotopoulos is payable in 52 approximately equal biweekly installments, and for Dr. Clackson is payable in a lump sum following the date of termination. For Mr. Soni, a cash severance payment equal to the product of (a) two multiplied by (b) his annual base salary, which severance payment for Mr. Soni is payable in 52 approximately equal biweekly installments following the date of termination.
(b)	For Dr. Clackson, a lump-sum payment equal to any earned and accrued-but-unpaid bonus for 2016.

All components of the cash amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Transactions). As a condition of receiving the severance benefits under the Executive Agreements, the named executive officers must execute a release of claims and comply with restrictive covenants concerning non-solicitation of our directors, key advisors, officers, employees or consultants or participating in any business that is competitive with our business for one year following the applicable date of termination. In addition, Mr. Panayiotopoulos, Mr. Soni, and Dr. Clackson are also subject to covenants pertaining to non-disclosure of confidential information and nondisparagement (Mr. Panayiotopoulos and Dr. Clackson only), which covenants survive the termination of their employment indefinitely.

The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment ($)	Earned and Accrued Unpaid 2016 Bonus ($)
Named Executive Officers
Paris Panayiotopoulos	2,210,000	—
Harvey J. Berger, M.D.	—	—
Manmeet S. Soni	950,000	—
Edward M. Fitzgerald	—	—
Timothy P. Clackson, Ph.D.	1,539,000	50,723
Martin J. Duvall	—	—
Thomas J. DesRosier, Esq.	—	—

(3)

As described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all unvested Options, RSUs, and PSUs (in the case of PSUs, based on the deemed achievement of all applicable performance goals at the greater of (i) the target level of performance for each such PSU and (ii) the estimated actual level of performance determined as of January 13, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)) held by such named executive officer as of January 13, 2017, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under “—Treatment of Company Equity Awards.” Such unvested Company Equity Awards are valued based on the Offer Price of $24.00 per Share in respect of Shares subject to such Options, RSUs, and PSUs on a pre-tax basis at the Effective Time. With respect to Options, this amount represents the value of cash amounts payable in respect of such Options, calculated on a pre-tax basis by multiplying (i) the excess of the Offer Price over the respective per-Share exercise prices of the Options by (ii) the number of unvested Shares subject to such Options. With respect to RSUs and PSUs, this amount represents the value of cash amounts payable in respect of such RSUs and PSUs, calculated on a pre-tax basis by multiplying the Offer Price by the number of unvested Shares subject to such RSUs and PSUs (in the case of PSUs, based on the deemed achievement of all applicable performance goals at the greater of (i) the target level of performance for each such PSU and (ii) the estimated actual level of performance determined as of January 13, 2017 (assuming the closing of the Transactions as of such date and subject to the terms of the grant)). As described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards,” the Company is permitted to grant FY17 RSUs to its executive officers, which may include Mr. Panayiotopoulos, Mr. Soni and Dr. Clackson. To the extent that any FY17 RSUs are granted to Mr. Panayiotopoulos, Mr. Soni, or Dr. Clackson, and his employment with us is terminated either by the Company without cause or by the executive for good reason following the consummation of the Transactions, such FY17 RSUs will fully vest, and the value of such FY17 RSUs would be considered a parachute payment.
(4)	Under their employment agreements, upon a qualifying termination of employment, subject to making an effective COBRA election regarding group health insurance, the Company (i) shall continue to provide Mr. Panayiotopoulos and Mr. Soni with coverage under our group health plan at its sole expense for a period of 24 months following the effective date of such termination for Mr. Panayiotopoulos and 18 months for Mr. Soni, and (ii) shall continue to pay its share of the costs (at the active-employee rate) under our group health insurance plan for a period of up to 18 months for Dr. Clackson. Such benefits are “double-trigger” and are subject to the same conditions as the cash severance payment described above.

Employee Benefits

Pursuant to the Merger Agreement, from and after the Effective Time, Takeda is required to honor, and will cause the Surviving Corporation to honor, all employee plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the Effective Time and will assume any employee plans that require or contemplate assumption by their terms by an acquirer or successor. Takeda will provide, or will cause to be provided, to each ARIAD employee immediately before the Effective Time (including any of our executive officers) who is employed by the Surviving Corporation or any Subsidiary of the Surviving Corporation immediately following the Effective Time (which we refer to as “Continuing Employees”) (i) for a period of one year following the Effective Time, base salary and base wages, short-term cash incentive compensation opportunities and severance payments and severance benefits, each in an amount no less favorable than that in effect immediately prior to the execution of the Merger Agreement and (ii) for the calendar year 2017, other benefits (other than equity compensation) that are substantially comparable in the aggregate to the benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

From and after the closing of the Merger, with respect to continuing employees, Takeda will cause the service of each such Continuing Employee with ARIAD and its Subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (which we refer to collectively as the “Takeda Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable ARIAD employee plan immediately prior to the closing date and to the extent that such credit would not result in a duplication of benefits.

From and after the closing date of the Merger, with respect to each Takeda Benefit Plan that is an “employee welfare benefit plan”, in which any Continuing Employee is or becomes eligible to participate, Takeda will use commercially reasonable efforts to cause each such Takeda Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Takeda Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding ARIAD employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Takeda Benefit Plan but only to the extent permitted under the terms and conditions of Takeda’s applicable insurance contracts in effect as of the closing date of the Merger.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Takeda will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued but unused personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of ARIAD, as they may be amended from time to time.

Section 16 Matters

Prior to the Effective Time, the Company is required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause any dispositions of Company equity securities (including any derivative securities with respect to any equity securities of the Company) by each individual who is a Company director or officer, and who would otherwise be subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Exchange Act Rule 16b-3.

Rule 14d-10(d) Matters

In connection with approving the Company’s entry into the Merger Agreement and the Transactions, the Compensation Committee of the Board of Directors approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Takeda, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Annual compensation for our non-employee directors is as follows:

•	a one-time grant upon initial appointment or election to our Board of Directors of 75,000 Options, which vest over three years in equal amounts on the first, second and third anniversaries of the grant date;

•

annual cash compensation of $70,000 paid in equal quarterly amounts on or about the last day of each calendar quarter. In lieu of cash, a director may elect to receive the equivalent value in Restricted

Shares on January 31, subject to a lapsing repurchase right as to 25% of the shares on March 31, June 30, September 30 and December 31 of the year of the award. The number of Restricted Shares to be issued will be determined based on the volume-weighted-average price of our Shares for the month of December of the prior year. Any such election to be paid in Shares in lieu of cash must be made by January 15 of each calendar year; and

•	an annual equity grant of 25,000 Options and 12,500 RSUs, which vest as to 25% of the Shares in respect of such award on March 31, June 30, September 30 and December 31 of the year of the award.

The exercise price of each Option award is the closing price of our Shares of Common Stock as quoted on the NASDAQ Global Select Market on the grant date. These awards have terms of 10 years, subject to earlier termination. The annual cash component is prorated for any director who joins our Board of Directors during the year beginning on the first day of the fiscal quarter in which he or she was initially appointed or elected and the individual may elect to be paid in shares in lieu of cash if such election is made within 10 days following election or appointment. If a director dies, resigns or is removed during any quarter, he or she shall be entitled to a cash payment (or Shares in lieu thereof) on a prorated basis through his or her last day of service.

On January 31, 2016, consistent with our annual compensation program, the Company will grant each of our non-employee directors the following awards: 25,000 Options, 12,500 RSUs and 5,508 Restricted Shares (in lieu of the annual cash retainer, pursuant to an election made by each of our non-employee directors in accordance with our compensation program described above). The terms of these awards will be substantially consistent with the terms described above, provided that such equity awards are subject to accelerated vesting as provided by the Merger Agreement, as described in more detail in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards” of this Schedule 14D-9.

Indemnification of Directors and Officers; Insurance

The Merger Agreement requires that, prior to the closing of the Merger, the Company is required to use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy (a “Tail Policy”) in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy (the “Current Policy”). The Merger Agreement requires that the terms with respect to coverage, deductibles and amounts of the Tail Policy are no less favorable than those of such policy in effect on the date of the Merger Agreement for the six year period following the closing of the Merger and at a price not to exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”). If the Company or Parent obtains a prepaid Tail Policy prior to the Effective Time in accordance with the Merger Agreement, the Surviving Corporation is required to, and Parent is required to cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder. If the Company fails to purchase such Tail Policy prior to the closing of the Merger, then either (i) Parent may purchase such Tail Policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation is required to, and Parent is required to cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Current Policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six years after the Effective Time (provided that neither Parent nor the Surviving Corporation is required to pay annual premiums in excess of 300% of the Current Premium, and if such premiums would at any time exceed 300% of the Current Premium, Parent or the Surviving Corporation are required to maintain insurance policies that, in their good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium).

In addition, the Merger Agreement requires Parent, from and after the Effective Time, to cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to

(i) any indemnification agreement in effect between the Company or any of its subsidiaries and any individual who, at the Effective Time is, or at any time prior to such time was, a director and officer of the Company or of a subsidiary (each, an “Indemnified Party”) that was made publicly available on the EDGAR website or made available to Parent prior to the execution of the Merger Agreement, and (ii) any indemnification or exculpation provision set forth in the certificate of incorporation or bylaws of the Company, in each case as in effect on the date of the Merger Agreement. In addition, from the Effective Time through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation is required to contain provisions no less favorable with respect to indemnification of each Indemnified Party than are set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On January 8, 2017, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on January 10, 2017 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on January 10, 2017, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

On December 18, 2016, the Company and Parent entered into a customary Confidentiality Agreement (the “Confidentiality Agreement”) in connection with a possible transaction involving ARIAD. Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, Parent and its representatives would keep the “Confidential Information” (as defined in the Confidentiality Agreement) strictly confidential and would not (except as required by law but only after compliance with the Confidentiality Agreement or with the Company’s prior written consent) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction with the Company.

The Confidentiality Agreement includes a standstill provision for the benefit of the Company that expires on December 18, 2018, but which does not restrict Parent from either (A) making any proposal for a possible transaction with the Company or making a request that the Company amend or waive the standstill provisions, directly to the chief executive officer or the Board of Directors of the Company on a confidential basis or (B) publicly making any proposal regarding a possible transaction with the Company to directly or indirectly acquire all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (but only if, in the case of clause (B), either the Company invites Parent to do so in writing or (1) the Company enters into a definitive agreement with respect to a transaction with a Person or “group” of Persons (excluding the Company’s affiliates) or (2) the Company’s Board of Directors fails to recommend against a tender or exchange offer by one or more third parties within ten (10) business days of the commencement thereof, in each case involving the direct or indirect acquisition by such Person or group of all or a controlling portion of the Company’s equity securities or all or substantially all of the Company’s assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise).

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Exclusivity Agreement

The Company and Parent entered into an exclusivity agreement, dated as of December 26, 2016 (the “Exclusivity Agreement”), whereby, in connection with discussions regarding a possible transaction between the Company and Parent and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Parent agreed that, from December 26, 2016 through 6:00 p.m. EST on January 9, 2017, the Company and its representatives would not, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, discussions, offers or proposals regarding, (ii) other than to inform third parties of the provisions of the Exclusivity Agreement, continue, propose, engage in, enter into or participate in any way in negotiations or discussions with respect to, or (iii) approve, recommend, enter into, or propose to approve, recommend or enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, any Alternative Transaction (as defined in the Exclusivity Agreement).

This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, directors of the Company and the Sarissa Funds who collectively beneficially own an aggregate of 15,219,504 Shares (including Shares acquired by such stockholder upon the exercise of Options) have each entered into a Tender and Support Agreement (collectively, the “Tender and Support Agreements”) with Parent and Purchaser. Pursuant to the Tender and Support Agreements, such directors and affiliated stockholder have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote, and have appointed Parent as their proxy to vote, all Shares beneficially owned by them against (i) any action or agreement that would reasonably be expected to result in (a) a breach of any covenant, representation or warranty of the Company contained in the Merger Agreement or (b) any of the conditions to the Offer or the Merger not being satisfied in accordance with the terms of the Merger Agreement; (ii) any change in our Board of Directors; and (iii) any proposed action, agreement or transaction involving the Company that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions. In addition, under the Tender and Support Agreements, such stockholders have agreed, subject to limited exceptions, not to transfer, assign or otherwise dispose of the Shares beneficially owned by them other than pursuant to the Offer.

The Tender and Support Agreements will terminate upon the occurrence of certain circumstances, including a termination of the Merger Agreement in accordance with its terms. In addition, the stockholders’ obligations to vote and tender pursuant to the Tender and Support Agreements are suspended upon certain adverse changes in our Board of Directors’ recommendation of the Transactions, and are automatically reinstated upon a renewal of the Board of Directors’ recommendation of the Transactions.

The form of Tender and Support Agreement is summarized in the section of the Offer to Purchase titled Section 11—“The Merger Agreement; Other Agreements” and—“Tender Agreements,” which summary is incorporated herein by reference. A copy of the form of Tender and Support Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On January 8, 2017, our Board of Directors unanimously (i) declared that the Merger Agreement, the Tender and Support Agreements, the Merger and the other Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and approved the Merger Agreement, the entry by ARIAD into the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, (iii) determined to recommend that the stockholders of the Company (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer) and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares tender their Shares to Purchaser pursuant to the Offer.

(i) Background of Offer and Merger

The Company has regularly evaluated different strategies for improving its competitive position and enhancing stockholder value. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, mergers, divestitures, joint ventures, collaborations and business combinations, such as a sale of the Company.

In the spring of 2015, the Company had preliminary discussions with Takeda regarding a potential licensing transaction for the Company’s AP26113 product (now termed brigatinib) and entered into a confidentiality agreement with Takeda. Takeda did not submit a formal offer in the course of such discussions.

In the fall of 2015, the Company had preliminary discussions about a possible sale of the Company and entered into related confidentiality agreements with several industry participants (including Takeda) but none of the industry participants submitted a formal offer.

Over the course of 2016, the Company conducted a broad strategic review of its business and took certain actions focused on streamlining its operations to become a U.S.–centric organization focused on treating rare cancers, including the divesture of its European operations.

In connection with the divestiture of its European operations, in the spring of 2016 the Company engaged in preliminary discussions regarding a potential licensing transaction for ARIAD’s ponatinib (Iclusig) product in certain European jurisdictions with multiple industry participants (including Takeda) and entered into a confidentiality agreement Takeda. Takeda did not submit a formal offer in the course of such discussions and on

May 9, 2016, ARIAD publicly announced it had entered into an agreement with Incyte regarding the license of Iclusig in certain European jurisdictions and the divestiture of its European operations.

Consistent with its strategic plan, during the course of 2016 the Company also undertook a process to explore potential partnerships with respect to the marketing and commercialization of brigatinib outside the United States. In connection with the brigatinib partnering process, the Company initially contacted 21 pharmaceutical companies with an oncology presence outside the United States, including Takeda. Following the Company’s initial outreach, the Company entered into discussions with 11 of the companies that were initially contacted, including Takeda. As part of the brigatinib partnering process, Takeda representatives attended a meeting at the Company’s headquarters on July 27, 2016. In August 2016, Takeda representatives were granted access to a virtual dataroom and over the following months Takeda and the Company engaged in discussions and exchanged information in connection with the potential partnering process.

Following the discussions with Takeda and the other companies, the Company received non-binding proposals with respect to the brigatinib partnering process from six companies, including Takeda.

Certain of these companies, including Takeda, indicated in the course of those discussions an interest in a broader global partnership with respect to brigatinib. Takeda indicated such an interest at a dinner on November 29, 2016 attended by Mr. Paris Panayiotopoulos, our President and Chief Executive Officer, Mr. Christophe Weber, President and Chief Executive Officer of Takeda, Hugh Cole, our Chief Business Officer, and Christophe Bianchi, President of Takeda’s Global Oncology Business Unit. Mr. Panayiotopoulos indicated to the Takeda representatives that, although the Company was not actively pursuing a broader transaction, Mr. Panayiotopoulos would discuss any proposal with the Board of Directors. Mr. Panayiotopoulos further indicated that other parties involved in the brigatinib process had expressed interest in a broader partnership. Mr. Weber indicated to Mr. Panayiotopoulos that he would prepare a proposal by the end of the following week.

On December 2, 2016, after consulting with Dr. Alexander J. Denner, the Chairman of the Board of Directors, and Ms. Anna Protopapas, a member of the Board of Directors, Mr. Panayiotopoulos had a telephone call with Mr. Weber, during which Mr. Panayiotopoulos conveyed to Mr. Weber that if Takeda was interested in making a proposal for a broader transaction with the Company, it should do so in writing for the consideration by the Board of Directors.

On December 9, 2016, Mr. Panayiotopoulos received a telephone call from Mr. Weber during which Mr. Weber indicated that Takeda intended to submit a non-binding offer to acquire the Company. Later that day, the Company received a non-binding offer letter from Takeda indicating that Takeda would be interested in pursuing a transaction to acquire the Company for all-cash consideration at $20.00 per Share of Common Stock. In the letter, Takeda indicated that it was prepared to complete its diligence on the Company expeditiously and strongly desired to enter into a definitive agreement with the Company before January 9, 2017 in order to announce the transaction at an industry conference and that any deviation from Takeda’s approach could affect its view of the Company’s valuation.

Also on December 9, 2016, the Company contacted J.P. Morgan Securities LLC (“J.P. Morgan”) regarding a potential engagement as an outside financial advisor to the Company in connection with a potential transaction.

On December 10, 2016, the Company retained Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), as outside legal counsel in connection with a potential transaction.

On December 12 and 13, 2016, the Board of Directors held a regularly-scheduled meeting, with representatives from the Company’s senior management and representatives from Paul, Weiss and J.P. Morgan present for a portion of the meetings at the invitation of the Board of Directors. At the meeting of the Board of Directors on December 12, 2016, the Board of Directors reviewed the non-binding offer submitted by Takeda and discussed next steps with respect to its response to Takeda and a possible outreach to other parties. At that meeting, representatives of J.P. Morgan discussed with the Board of Directors certain financial and market information, and representatives of Paul, Weiss reviewed certain legal matters, for the Board of Directors’ consideration in connection with its evaluation of the non-binding offer from Takeda. Also at the meeting of the Board of Directors, the Board of Directors considered the potential engagement of J.P. Morgan as an outside financial advisor to the Company, based on among other things J.P. Morgan’s credentials as a sophisticated investment bank with substantial knowledge and experience in the biopharmaceutical industry and mergers and acquisitions generally, as well as its familiarity with the Company. The Board of Directors also considered the fact that an affiliate of J.P. Morgan was a counterparty to certain note hedge and warrant transactions (the “note hedge and warrant transactions”) entered into by the Company on June 12, 2014 in connection with the issuance of its outstanding Convertible Notes and that the unwinding of the note hedge and warrant transactions in connection with the proposed transaction could result in a net payment due to or from the Company or J.P. Morgan’s affiliate, as well as certain potential economic benefits under such affiliate’s hedge positions relating to the note hedge and warrant transactions that J.P. Morgan’s affiliate could realize if the proposed transaction occurred. Representatives of J.P. Morgan then left the meeting and the Board of Directors consulted with representatives of Paul, Weiss regarding the note hedge and warrant transactions and the role of such affiliate of J.P. Morgan as a counterparty thereto as well as such J.P. Morgan’s affiliate’s related hedge positions, and discussed the potential conflicts of interest that J.P. Morgan might have as a result of such arrangements in connection with its engagement as a financial advisor. Following that discussion, the Board of Directors determined that J.P. Morgan could provide unbiased advice in connection with a potential transaction and approved the engagement of J.P. Morgan.

The Board of Directors, with the participation of representatives of the Company’s senior management and representatives from Paul, Weiss and J.P. Morgan, continued its discussion of these matters at the meeting on December 13, 2016. As part of the discussion, the Board of Directors considered a list prepared by J.P. Morgan at the direction of the Board of Directors of other industry participants that might be interested in potentially acquiring the Company, including certain other industry participants that had submitted proposals in connection with the Company’s brigatinib partnering process. The Company indicated that in connection with the brigatinib partnering process, the industry participant referred to as “Company 3” below recently indicated that if the Company were to conduct a broader strategic process, it would like the opportunity to participate. The Board of Directors weighed the potential benefits and risks, including the potential risk of leaks and the impact that a leak could have on the Company as well as the risk that Takeda might withdraw its offer if a leak were to occur, of reaching out to a broader or narrower group of other industry participants in order to gauge their interest in submitting a proposal to acquire the Company.

At the conclusion of the meeting of the Board of Directors on December 13, 2016, the Board of Directors directed Mr. Panayiotopoulos to communicate to Takeda that the offer price of $20.00 per Share of Common Stock did not reflect the full value of the Company, but that the Company was willing to hold a management meeting with Takeda with a view toward Takeda submitting a revised proposal if it wished to do so. The Board of Directors also determined, after careful consideration of all factors that the Board of Directors deemed relevant to its determination, including the potential risk of a leak and the impact that a leak could have on the Company as well as the risk that Takeda might withdraw its offer if a leak were to occur, to contact a targeted group of industry participants that the Board of Directors believed were likely to be interested in acquiring the Company and would likely be able to consummate such a transaction, taking into account, among other things, any potential risks in obtaining required regulatory approvals for such a transaction. Accordingly, the Board of Directors directed Mr. Panayiotopoulos and J.P. Morgan to contact three industry participants selected by the Board of Directors in order to inform them that the Company had received a non-binding offer to acquire the Company and to invite them to participate in management meetings with a view toward submitting an acquisition proposal on an expedited timeframe if they wished to do so. For reference, other than Takeda, the industry participants which the Company and J.P. Morgan initially contacted are referred to herein as “Company 1”, “Company 2” and “Company 3.”

At the meeting of the Board of Directors on December 13, 2016, the Board of Directors also approved the formation of a Coordination Committee of the Board of Directors (the “Coordination Committee”) comprised of Ms. Protopapas, Dr. Denner and Mr. Panayiotopoulos for the purpose of, among other things, coordinating and overseeing the process of potentially selling the Company.

On December 13, 2016, Mr. Panayiotopoulos contacted Mr. Weber by telephone to communicate the message that had been authorized by the Board of Directors. On the call, Mr. Weber accepted Mr. Panayiotopoulos’ invitation to hold a management meeting between representatives of the two companies, which was subsequently scheduled for December 19, 2016. Also on December 13, 2016, Mr. Panayiotopoulos contacted the Chief Executive Officer of each of Company 1 and Company 2 to communicate the message that had been authorized by the Board of Directors.

On December 14, 2016, at the direction of the Board of Directors, J.P. Morgan contacted the Head of Mergers & Acquisitions of Company 3 with the same message. On that same day, representatives of the Company sent to Takeda a draft of a confidentiality agreement containing customary standstill provisions. Over the next four days, Paul, Weiss and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), outside counsel to Takeda, negotiated the terms of such agreement.

Also on December 14, 2016, Mr. Cole and Mr. Bianchi briefly discussed the agenda for the management meeting with representatives of Takeda, as well as the proposed timeline and process for Takeda’s due diligence investigation.

On December 18, 2016, the Company and Takeda entered into a Confidentiality Agreement (which included customary standstill provisions for a period of two years) in connection with the sharing of certain confidential information of the Company with Takeda. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Confidentiality Agreement.”

On December 19, 2016, representatives of the Company’s senior management and J.P. Morgan held a management meeting with representatives of Takeda and representatives of Evercore Group L.L.C. (“Evercore”), as Takeda’s financial advisor. The meeting included a review of the Company’s business, products and programs, and operations.

Also on December 19, 2016, a representative of Company 2 contacted J.P. Morgan to request a meeting with Company management.

On December 20, 2016, the Company and Company 2 entered into a confidentiality agreement and a customary standstill agreement (with a term of two years) in connection with the sharing of certain confidential information of the Company.

On December 21, 2016, representatives of the Company’s senior management and J.P. Morgan held a management meeting by teleconference with representatives of Company 2.

On December 22, 2016, Mr. Panayiotopoulos received a telephone call from Mr. Weber informing him that Takeda intended to submit an updated non-binding offer. Later than day, Takeda submitted an updated non-binding offer to acquire the Company for $22.00 in cash per Share of Common Stock. In its letter, Takeda stated that the proposal assumed the announcement of the transaction no later than January 9, 2017 and reiterated that any deviation from this timeline might affect its view on the Company’s valuation.

Also on December 22, 2016, the Company and Company 3 entered into a confidentiality agreement (which included customary standstill provisions for a period of eighteen months) in connection with the sharing of certain confidential information of the Company with Company 3.

On the morning of December 23, 2016, representatives of the Company’s senior management and J.P. Morgan held a management meeting by teleconference with representatives of Company 3.

Later that day on December 23, 2016, a meeting of the Coordination Committee was convened by teleconference with members of the Coordination Committee and representatives from the Company’s senior management, Paul, Weiss and J.P. Morgan also present by teleconference. At the meeting, the Company’s senior management reported to the Coordination Committee that Company 2 had indicated that it was not interested in pursuing a transaction, and that Company 1 and Company 3 had not yet provided any substantive feedback at that time. The members of the Coordination Committee, with input from representatives from the Company’s senior management, Paul, Weiss and J.P. Morgan, then discussed the latest offer received from Takeda, including Takeda’s proposed timeline to announce the potential transaction. As part of the discussion, the Coordination Committee evaluated a range of potential responses, including the potential advantages and disadvantages of various approaches.

On the evening of December 23, 2016, at the direction of the Coordination Committee, Mr. Panayiotopoulos contacted Mr. Weber by telephone. On the call, Mr. Panayiotopoulos communicated to Mr. Weber that, while the Company would evaluate Takeda’s offer, the Coordination Committee was not prepared at that time to recommend to the Board of Directors that the Company accept Takeda’s proposal. At the Board of Directors’ direction, Mr. Panayiotopoulos further indicated to Mr. Weber that if Takeda were to submit a further revised proposal with an offer price in the “mid $20s”, the Coordination Committee would be supportive of moving forward with Takeda.

On December 24, 2016, Mr. Panayiotopoulos received a telephone call from Mr. Weber during which Mr. Weber indicated that Takeda would be submitting a revised offer of $24.00 per Share of Common Stock. Mr. Weber emphasized that $24.00 per Share of Common Stock was Takeda’s “best and final” offer. On the call, Mr. Weber also insisted on the Company and Takeda entering into an exclusivity agreement covering the period through January 9, 2017, during which, among other things, the Company would be prohibited from soliciting alternative proposals from other parties. Shortly after the call, on the evening of December 24, 2016, Takeda submitted a letter containing its revised non-binding proposal to acquire the Company for $24.00 in cash per Share of Common Stock, which stated that it was Takeda’s “best and final” offer.

On the morning of December 25, 2016, a meeting of the Coordination Committee was convened by teleconference with members of the Coordination Committee and representatives from the Company’s senior management, Paul, Weiss and J.P. Morgan present by teleconference. At the meeting, members of the Coordination Committee, with input from representatives from the Company’s senior management, Paul, Weiss and J.P. Morgan, reviewed and discussed the terms of Takeda’s latest non-binding offer from December 24, 2016, which contemplated, among other things, (i) a termination fee payable by the Company under certain circumstances in an amount equal to $1.00 per Share of Common Stock (approximately 4.17% of the equity value of the proposed transaction), (ii) an agreement of Sarissa Capital and members of the Board of Directors to tender their Shares of Common Stock pursuant to Takeda’s tender offer and (iii) an exclusivity period through January 9, 2017 during which, among other things, the Company would be prohibited from soliciting alternative proposals from other parties.

At the conclusion of the meeting of the Board of Directors on December 25, 2016, the Coordination Committee directed Paul, Weiss to communicate to Cleary that the Coordination Committee would support Takeda’s request for an exclusivity period if Takeda agreed to reduce the termination fee to 3% of the equity value of the proposed transaction and agreed that the commitments from Sarissa Capital and members of the Board of Directors to tender their Shares of Common Stock pursuant to Takeda’s tender offer would terminate under certain circumstances, including if the Board of Directors terminated the definitive merger agreement to accept a competing superior proposal.

Later that day, representatives of Paul, Weiss and Cleary held a telephonic meeting to discuss feedback from the Coordination Committee regarding Takeda’s latest offer. Following the discussion, a representative of Cleary confirmed to Paul, Weiss that Takeda would agree to a lower termination fee of $0.75 per Share of Common Stock, representing approximately 3.125% of the equity value of the proposed transaction based on Takeda’s most recent offer price, and would also agree that the commitments from Sarissa Capital and members of the Board of Directors to tender their Shares of Common Stock pursuant to Takeda’s tender offer would terminate if the Board of Directors terminated the definitive merger agreement to accept a competing superior proposal.

In the afternoon of December 25, 2016, a meeting of the Board of Directors was convened with members of the Board of Directors, representatives from the Company’s senior management, Paul, Weiss and J.P. Morgan present by teleconference. A representative of Paul, Weiss reviewed terms of Takeda’s latest non-binding offer from December 24, 2016 and updated the Board of Directors regarding certain modifications to such offer that had subsequently been communicated by Cleary. Mr. Panayiotopoulos reported to the Board of Directors that Company 2 had declined to move forward with a transaction with the Company at that time, and that the Company had not received an offer from Company 1 or Company 3 at that time. At the conclusion of the meeting, after careful consideration by the Board of Directors of all factors that the Board of Directors deemed relevant to its determination, including (i) the significant premium offered by Takeda (and the fact that Takeda’s latest offer price was conditioned upon, among other things, an exclusivity period through January 9, 2017), (ii) the level of interest and engagement demonstrated by Takeda to date, (iii) the proposed accelerated timeline to announce the transaction, (iv) the termination fee that would be payable by the Company under certain circumstances, (v) the risk that Takeda might decide not to proceed with a transaction if the Company did not commit to move forward on the terms proposed in Takeda’s December 24th offer letter, and (vi) the fact that the terms of the proposed transaction would not make it difficult for other potential interested parties to submit a superior proposal during the pendency of the transaction, especially given that many likely potentially interested parties, including Company 3, had already conducted substantial due diligence on the Company in connection with the brigatinib partnering process, the Board of Directors resolved by unanimous vote to authorize the grant of exclusivity to Takeda until January 9, 2017 and to authorize the Coordination Committee and the Company’s advisors to proceed with negotiations with Takeda regarding the proposed transaction.

Following the meeting of the Board of Directors on December 25, 2016, representatives of the Company advised representatives of Takeda that the Company was prepared to proceed with Takeda on the basis of Takeda’s offer letter dated December 24 (including the changes that had been subsequently negotiated).

Later on December 25, 2016, representatives of Cleary circulated to representatives of Paul, Weiss a draft exclusivity agreement to be entered into by the Company. Paul, Weiss subsequently sent Cleary its proposed revisions to such exclusivity agreement.

On December 26, 2016, the Company and Takeda entered into the Exclusivity Agreement, whereby the Company granted Takeda a period of exclusivity until January 9, 2017 (the “exclusivity period”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Exclusivity Agreement.”

On December 27, 2016, Company 3 submitted a list of due diligence questions to the Company. Due to the Exclusivity Agreement with Takeda, the Company was unable to respond to Company 3.

On December 27, 2016, Cleary delivered a draft merger agreement to Paul, Weiss.

During the period from December 27, 2016 until December 31, 2016, representatives of the Coordination Committee and the Company’s senior management and Paul, Weiss discussed the terms and conditions contained in the draft merger agreement delivered by Cleary and the revisions to the draft merger agreement being prepared by Paul, Weiss. During the same period, representatives of each of Paul, Weiss and Cleary held several telephonic meetings regarding the terms and conditions of the draft merger agreement.

In the late evening of December 31, 2016, Paul, Weiss delivered a revised draft of the merger agreement to Cleary.

During the course of the exclusivity period, Takeda and its representatives, including Cleary, continued their due diligence investigation of the Company.

During the period from January 3 – 4, 2017, at the direction of the Coordination Committee, members of the Company’s senior management contacted each of Goldman, Sachs & Co. (“Goldman Sachs”) and Lazard Frères & Co. LLC (“Lazard”) in connection with their potential engagement as outside financial advisors in connection with the transaction.

On January 3, 2017, Cleary delivered a revised draft of the merger agreement to Paul, Weiss. Shortly before the delivery of the revised draft of the merger agreement, Cleary also provided a draft form of tender and support agreement to Paul, Weiss.

On January 4, 2017, Paul, Weiss and Cleary had a telephonic meeting to discuss open issues with respect to the revised draft of the merger agreement and the draft form of tender and support agreement. During the period from January 4, 2017 to January 7, 2017, the parties and their respective representatives continued to negotiate the terms of the draft agreements and exchanged several drafts of the merger agreement and the form of tender and support agreement. Also during the same period, Mr. Panayiotopoulos and Mr. Weber held several telephone calls to discuss certain terms of the draft agreements.

On January 4, 2017, a meeting of the Board of Directors was convened by teleconference with members of the Board of Directors and representatives from the Company’s senior management, Paul, Weiss and J.P. Morgan also present by teleconference. At the meeting, the Board of Directors discussed the status of the proposed transaction with Takeda. Also at that meeting, the Board of Directors considered the potential engagement of Goldman Sachs and Lazard as financial advisors to the Company. The Board of Directors considered, among other things, their credentials as sophisticated investment banks with substantial knowledge and experience in the biopharmaceutical industry and mergers and acquisitions generally, as well as their familiarity with the Company. At the conclusion of that meeting, the Board of Directors authorized certain members of the Company’s senior management to proceed to finalize the Company’s engagements with each of Goldman Sachs and Lazard.

On January 6, 2017, the Company entered into engagement letters with Goldman Sachs and Lazard pursuant to which each of Goldman Sachs and Lazard, respectively, would be engaged as outside financial advisors in connection with the transaction. See “Item 5. Person/Assets Retained, Employed, Compensated or Used.”

On January 6 and 7, 2017, Evercore on behalf of Takeda requested that the Company agree with J.P. Morgan and its affiliate on the amount of the net payment that would be due to or from the Company or J. P. Morgan’s affiliate under the note hedge and warrant transactions in connection with the proposed transaction in order to provide Takeda with certainty as to such net payment. Later in the day on January 7, 2017, Paul, Weiss delivered a revised draft of the merger agreement to Cleary.

On January 7, 2017, a meeting of the Board of Directors was convened by teleconference with members of the Board of Directors and representatives from the Company’s senior management, J.P. Morgan, Paul, Weiss, Goldman Sachs and Lazard also present by teleconference. A representative of Paul, Weiss reviewed with members of the Board of Directors their fiduciary duties under applicable law. A representative of Paul, Weiss reviewed the provisions and terms of the proposed draft merger agreement and the draft tender and support agreements.

Representatives from each of J.P. Morgan, Goldman Sachs and Lazard then reviewed with the Board of Directors each of their financial analyses of the proposed $24.00 per Share of Common Stock cash consideration to be paid in the Offer and the Merger (taken together and not separately) to the holders of Shares of Common Stock pursuant to the Merger Agreement.

Immediately following J.P. Morgan’s presentation of its financial analyses, representatives of J.P. Morgan then described to the Board of Directors the note hedge and warrant transactions relating to the Convertible Notes that had been issued by the Company in 2014, with respect to which transactions an affiliate of J.P. Morgan was a counterparty to the Company as well as such J.P. Morgan’s affiliate’s related hedge positions, noting that these arrangements had been previously disclosed to the Board of Directors at its meeting on December 12, 2016 as described above. J.P. Morgan also discussed with the Company and the Board of Directors certain estimates and analyses concerning the potential impact of the proposed Transaction on the note hedge and warrant transactions, including a range of values that J.P. Morgan’s affiliate or the Company could potentially receive, pay or realize as a result of J.P. Morgan’s affiliate’s interest in the note hedge and warrant transactions, based on theoretical models, various assumptions concerning the terms of the proposed Transaction, market conditions and other information available at the time, including an assumed announcement of the Offer and Merger on January 9, 2017, a closing date of February 28, 2017, assumed stock price volatility ranging from 60% to 80%, and assumed offer prices ranging from $22.00 to $26.00 per Share. J.P. Morgan estimated that under the stated assumptions, (i) at an offer price ranging from $22.00 to $26.00 per Share, the termination payments owing upon consummation of the Offer and Merger could range from a net payment of $6,000,000 owed by J.P. Morgan’s affiliate to the Company, to a net payment of $34,000,000 owed by the Company to J.P. Morgan’s affiliate and (ii) at an offer price of $24.00 per Share, the termination payments owing upon consummation of the Offer and Merger could range from a net payment of $2,000,000 owed by J.P. Morgan’s affiliate to the Company, to a net payment of $31,000,000 owed by the Company to J.P. Morgan’s affiliate. J.P. Morgan also estimated that, under the same assumptions, at an offer price ranging from $22.00 to $26.00 per Share, J.P. Morgan’s affiliate could realize a net gain (after taking into account any estimated hedging gains or losses) ranging from $29,000,000 to $53,000,000 (with a range of $31,000,000 to $52,000,000 at an offer price of $24.00 per Share), with the net gain decreasing by a total of approximately $3,000,000 under each assumed volatility as the offer price increased from $22.00 to $26.00 per Share.

Representatives of J.P. Morgan then left the meeting and the Board of Directors consulted with representatives of Paul, Weiss regarding the note hedge and warrant transactions and the role of such affiliate of J.P. Morgan as a counterparty thereto as well as such J.P. Morgan’s affiliate’s related hedge positions, and discussed the potential conflicts of interest that J.P. Morgan might have as a result of such arrangements in connection with its engagement as a financial advisor. Following that discussion, based on its consideration of such factors as the Board of Directors deemed relevant to its determination, including J.P. Morgan’s analysis that the estimated net gain that would be realized by J.P. Morgan’s affiliate (after taking into account any estimated hedging gains or losses) as a result of its affiliate’s interest in the note hedge and warrant transactions decreased by a total of approximately $3,000,000 under each assumed volatility as the offer price increased from $22.00 to $26.00 per Share, which decrease in net gain the Board of Directors considered to be immaterial, and the fact that the Board of Directors would receive independent fairness opinions from each of Goldman Sachs and Lazard, the Board of Directors affirmed its prior determination to engage J.P. Morgan as a financial advisor in connection with the proposed transaction.

At the conclusion of the meeting of the Board of Directors on January 7, 2017, in light of Takeda’s earlier request, the Board of Directors directed the Company’s senior management to ask J.P. Morgan for a proposal with respect to the amount of the net payment that would be due to or from the Company or J.P. Morgan’s affiliate under the note hedge and warrant transactions. Following that meeting, representatives of the Company’s senior management contacted representatives of J.P. Morgan as directed by the Board of Directors. Subsequently, representatives of J.P. Morgan’s affiliate and representatives of the Company agreed to terminate the note hedge and warrant transactions concurrently with the entry by the Company and Takeda into the merger agreement without any payments being made by either party in connection with such termination. This agreement was acceptable to Takeda and did not affect the consideration payable to the Company’s stockholders in the proposed transaction. Later that day, after conferring with members of the Board of Directors, the Company and J.P. Morgan’s affiliate negotiated the terms of an agreement regarding the termination of the note hedge and warrant transactions, with no payments due from the Company to J.P. Morgan’s affiliate and no payments due from J.P. Morgan’s affiliate to the Company. Representatives of the Company then updated Takeda regarding the note hedge and warrant transactions.

During the course of January 7, 2017 and January 8, 2017, Paul, Weiss and Cleary finalized the merger agreement and the tender and support agreements.

On January 8, 2017, a meeting of the Board of Directors was convened by teleconference with members of the Board of Directors and representatives from the Company’s senior management, J.P. Morgan, Paul, Weiss, Goldman Sachs and Lazard also present by teleconference. A representative of Paul, Weiss reviewed with the Board of Directors the terms of the merger agreement, focusing on certain changes to the terms discussed at the meeting of the Board of Directors on January 7, 2017. On that day, the Company entered into an engagement letter with J.P. Morgan effective as of December 9, 2016, pursuant to which J.P. Morgan would be engaged as outside financial advisor in connection with the transaction. See “Item 5. Person/Assets Retained, Employed, Compensated or Used.”

Each of J.P. Morgan, Goldman Sachs and Lazard then reviewed with the Board of Directors their respective financial analysis of the $24.00 per Share of Common Stock cash consideration to be paid in the Offer and the Merger (taken together and not separately) to the holders of Shares of Common Stock pursuant to the Merger Agreement, which was consistent with the financial analysis that each of J.P. Morgan, Goldman Sachs and Lazard, respectively, had delivered to the Board of Directors at the meeting on January 7, 2017. Each of J.P. Morgan, Goldman Sachs and Lazard then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion from each of J.P. Morgan, Goldman Sachs and Lazard, each dated January 8, 2017, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by each of J.P. Morgan, Goldman Sachs and Lazard in preparing each of their respective written opinions, as set forth in each such opinion, the Offer Price to be paid to the holders of Shares of Common Stock (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (see “—Opinions of Financial Advisors”).

After further discussing potential reasons for and against the proposed transaction including the Board of Directors’ analysis of the possible alternatives to the proposed transactions and the risks associated with such possible alternatives (see below under the heading “–Reasons for Recommendation”), the Board of Directors unanimously adopted resolutions (i) declaring that the Merger Agreement, the Tender and Support Agreements, the Merger and the other Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its stockholders , (ii) adopting and approving the Merger Agreement, the entry by the Company into the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, (iii) recommending that the stockholders of the Company (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) resolving to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer), (v) approving the termination of the note hedge and warrant transactions and authorizing the execution, delivery and performance of the Call Option and Warrant Termination Agreement terminating the note hedge and warrant transactions (the “Call Option and Warrant Termination Agreement”), pursuant to which the note hedge and warrant transactions would be terminated by the Company and J.P. Morgan’s affiliate and (vi) agreeing and authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

Following the meeting of the Board of Directors on January 8, 2017, the Company, Takeda and Purchaser executed and delivered the Merger Agreement, Takeda, Purchaser and the Company stockholders party thereto executed the Tender and Support Agreements and the Company and J.P. Morgan’s affiliate concurrently executed the Call Option and Warrant Termination Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates—Tender and

Support Agreements” and “Item 8. Additional Information—Termination of a Material Definitive Agreement.”

On the morning of January 9, 2017, prior to the opening of trading of Common Stock on the NASDAQ, the Company and Takeda each issued a separate press release announcing the execution of the Merger Agreement and the Tender and Support Agreements and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(6) hereto and is incorporated herein by reference. The Company’s press release is included as Exhibit (a)(7) hereto and is incorporated herein by reference.

(ii) Reasons for Recommendation

Our Board of Directors consulted with senior management of the Company regarding, among other things, the Company’s industry, and its business and prospects as an independent company. Our Board of Directors consulted with its financial advisors regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions. Our Board of Directors also consulted with its legal counsel regarding the Board of Directors’ legal duties, the terms of the Merger Agreement and the Tender and Support Agreements and related issues. In the course of reaching its unanimous determination, our Board of Directors carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

•	Premium to Market Price. Our Board of Directors considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price represents a compelling premium to historical market prices of the Shares, including (1) a 74.7% premium to the closing price of the Shares on January 6, 2017, the last full trading day prior to the public announcement of the transaction; (2) a 105.7% premium to the volume weighted average price (“VWAP”) for the Shares over the three-month period ended January 6, 2017; (3) a 114.5% premium to the VWAP for the Shares over the six-month period ended January 6, 2017; (4) a 155.9% premium to the VWAP for the Shares over the 12-month period ended January 6, 2017; and (5) a 69.1% and 435.7% premium to the highest and lowest, respectively, trading prices for the Shares over the 52-week period ended January 6, 2017.

•	Certainty of Value. Our Board of Directors considered that the Offer Price is all cash, so that the Transactions provide certainty, immediate value and liquidity to our stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy.

•	The Company’s Operating and Financial Condition; Prospects of the Company. Our Board of Directors considered the Company’s business, financial condition and results of operations. Our Board of Directors considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company if it remained independent. These risks and uncertainties included risks relating to the Company’s ability to obtain regulatory approval, launch and market brigatinib; potential difficulties and delays in clinical trials of product candidates; regulatory developments involving current and future products and product candidates; and other risks and uncertainties, including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and subsequent quarterly reports on Form 10-Q.

•	Likelihood and Speed of Consummation. Our Board of Directors considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the conditions to the Offer and the Merger being specific and limited;

•	the absence of any financing condition in the Merger Agreement;

•	the size and financial strength of Parent and its ability to fund the Offer Price with cash;

•	the likelihood of obtaining required regulatory approvals;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser;

•	the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent’s stockholders; and

•	the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require Company stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. Our Board of Directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Negotiation Process. Our Board of Directors considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations, and inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

•	Best Strategic Alternative for Maximizing Stockholder Value. Our Board of Directors determined, after a thorough review of strategic alternatives and discussions with our management and its financial and legal advisors, that the Offer Price is more favorable to the Company’s stockholders than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company.

•	Opportunity to Receive Unsolicited Proposals, Change Recommendation or Terminate the Transactions in Order to Accept a Superior Proposal. Our Board of Directors considered the terms of the Merger Agreement permitting the Company to receive unsolicited proposals, and the other terms and conditions of the Merger Agreement, including:

•	that the Company may, subject to certain conditions, furnish any information and reasonable access to third parties making such a proposal and participate or engage in negotiations or discussions with such third parties regarding unsolicited proposals that are made prior to the time that the Offer is consummated;

•	the provisions of the Merger Agreement allowing our Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $169 million, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to other acquisition proposals; and

•	its ability under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior proposal or an event, occurrence or fact occurring or arising after the date of the Merger Agreement that was not known to our Board of Directors as of the date of the Merger Agreement.

In this context, the Board also considered the fact that the most likely potentially interested parties, including Company 3, had already conducted substantial due diligence on the Company in connection with the brigatinib partnering process and would therefore be able to proceed quickly during the pendency of the Offer.

•	Other Terms of the Merger Agreement. Our Board of Directors considered other terms of the Merger Agreement, as more fully described in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board of Directors considered important included:

•	Termination Date. The termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent and Purchaser to use their reasonable best efforts to consummate the Offer and the Merger.

•	Appraisal Rights. Our Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL.

•	Industry and Economy. Our Board of Directors considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company’s industry in particular.

•	Certain Management Projections. Our Board of Directors considered certain forecasts for the Company prepared by senior management of the Company, which reflected an application of various clinical and commercial assumptions of the Company’s senior management. For further discussion, see “—Certain Unaudited Prospective Financial Information”.

•	Fairness Opinions. Our Board of Directors considered the financial analyses presentations of each of J.P. Morgan, Goldman Sachs and Lazard and the oral opinions of each of J.P. Morgan, Goldman Sachs and Lazard, subsequently confirmed in writing, rendered to our Board of Directors, to the effect that, as of January 8, 2017, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations upon the review undertaken by each of J.P. Morgan, Goldman Sachs and Lazard in preparing their respective opinions, as set forth in each such opinion, the Offer Price to be paid to the holders of Shares of Common Stock in the proposed Offer and the Merger (taken together and not separately) was fair, from a financial point of view, to the Company’s stockholders (see below under “—Opinions of Financial Advisors”). The full text of the written opinions of J.P. Morgan, Goldman Sachs and Lazard, each dated January 8, 2017, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinions, have been included as Annex I, Annex II and Annex III, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

•	the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•	the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

•	the risk that all conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

•	the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees, customers and key relationships, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•	the possibility that another party might have been willing to pay a higher purchase price for the Company than the $24.00 per share price agreed to by Parent;

•	the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $169 million;

•	the possibility that, although the Offer and the Merger provide the Company’s stockholders the opportunity to realize a premium to the price at which the Company’s Common Stock traded prior to the public announcement of the proposed transaction, the price of the Company Common Stock might have increased in the future to a price greater than $24.00 per Share;

•	the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”.

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

•	the potential effect of the public announcement of the Merger Agreement, including effects on the Company’s revenues, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•	the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger; and

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons.

The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

(iii) Certain Unaudited Prospective Financial Information

Except for annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of the Company prepared and provided to our Board of Directors, J.P. Morgan, Goldman Sachs and Lazard projections and directed each of J.P. Morgan, Goldman Sachs and Lazard to use the projections in connection with the rendering of its fairness opinion to our Board of Directors and performing its related financial analysis, as described above under the heading “—Opinions of Financial Advisors”. The Company did not provide forecasts or projections to Parent or Purchaser or any other potential transaction counterparty.

The projections were prepared by our management for internal use. The projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto. The summary of the projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to the Board of Directors, and J.P. Morgan, Goldman Sachs and Lazard, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The projections for 2017 through 2038 were based on a long range planning model that management prepared and provided to our Board, J.P. Morgan, Goldman Sachs and Lazard. The projections presented below are probability-adjusted and took into account several assumptions. The primary assumptions included in these projections were growth in the numbers of patients using our products, price by year for each product, and duration of treatment for each product. The projected number of patients using each product in turn depends on assumptions about the clinical data and approved label for each product, the epidemiology of each disease/indication, the market share each product achieves, and the competitive environment. Important factors that may affect actual results and result in the projections not being achieved include, but are not limited to the pricing and reimbursement environment for cancer therapeutics, new competitors and technologies not currently foreseen, decisions by regulatory authorities, and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the projections, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or that the projections will be achieved.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K. Please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information”.

In light of the foregoing factors and the uncertainties inherent in the projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the projections.

The projections provided by management and presented to the Board of Directors, J.P. Morgan, Goldman Sachs and Lazard on January 8, 2017 included projections from 2017 to 2038 for probability-adjusted revenue, operating income, EBITDA and Unlevered Cash Flow. The following is a summary of the projections:

(dollars in millions)

	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Total revenue	$422	$453	$531	$812	$952	$1,264	$1,619	$1,829	$1,969	$2,022	$2,096	$2,195	$2,175	$2,214	$1,611	$1,300	$1,108	$590	$439	$177	$88	$0
Total operating expenses (1)	323	336	335	313	317	306	354	408	429	431	439	451	458	463	333	285	242	165	140	32	16	0

Operating income	$99	$117	$196	$499	$635	$958	$1,265	$1,421	$1,540	$1,592	$1,657	$1,744	$1,717	$1,751	$1,277	$1,015	$866	$425	$299	$145	$72	$0
% of revenue	24%	26%	37%	61%	67%	76%	78%	78%	78%	79%	79%	79%	79%	79%	79%	78%	78%	72%	68%	82%	82%	0%
Depreciation & Amortization	$14	$15	$17	$26	$30	$40	$51	$57	$62	$63	$65	$68	$67	$68	$49	$40	$34	$18	$13	$5	$3	$0
EBITDA (2)	$113	$132	$213	$525	$665	$998	$1,316	$1,478	$1,602	$1,655	$1,722	$1,811	$1,784	$1,819	$1,326	$1,055	$900	$443	$313	$150	$75	$0
Taxes (3)	$0	$0	$0	$0	($191)	($335)	($443)	($497)	($539)	($557)	($580)	($610)	($601)	($613)	($447)	($355)	($303)	($149)	($105)	($51)	($25)	$0
Capital Expenditures	($13)	($14)	($16)	($24)	($29)	($38)	($49)	($55)	($59)	($61)	($63)	($66)	($65)	($66)	($48)	($39)	($33)	($18)	($13)	($5)	($3)	$0
Change in Working Capital	($14)	($2)	($4)	($14)	($7)	($16)	($18)	($10)	($7)	($3)	($4)	($5)	$1	($2)	$30	$16	$2	$24	$8	$9	$4	$0
Unlevered Free Cash Flow (4)	$86	$116	$193	$487	$438	$609	$807	$915	$997	$1,034	$1,076	$1,130	$1,119	$1,138	$861	$676	$565	$300	$202	$103	$52	$0

The following table shows a reconciliation of Unlevered Free Cash Flow to operating income for the periods indicated:

(dollars in millions)

	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Unlevered Free Cash Flow (4)	$86	$116	$193	$487	$438	$609	$807	$915	$997	$1,034	$1,076	$1,130	$1,119	$1,138	$861	$676	$565	$300	$202	$103	$52	$0
Depreciation & Amortization	($14)	($15)	($17)	($26)	($30)	($40)	($51)	($57)	($62)	($63)	($65)	($68)	($67)	($68)	($49)	($40)	($34)	($18)	($13)	($5)	($3)	$0
Taxes (3)	$0	$0	$0	$0	$191	$335	$443	$497	$539	$557	$580	$610	$601	$613	$447	$355	$303	$149	$105	$51	$25	$0
Capital Expenditures	$13	$14	$16	$24	$29	$38	$49	$55	$59	$61	$63	$66	$65	$66	$48	$39	$33	$18	$13	$5	$3	$0
Change in Working Capital	$14	$2	$4	$14	$7	$16	$18	$10	$7	$3	$4	$5	($1)	$2	($30)	($16)	($2)	($24)	($8)	($9)	($4)	$0
Operating income	$99	$117	$196	$499	$635	$958	$1,265	$1,421	$1,540	$1,592	$1,657	$1,744	$1,717	$1,751	$1,277	$1,015	$866	$425	$299	$145	$72	$0

(1)	Includes stock-based compensation expense and cost of goods sold.
(2)	EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data, as measured under U.S. GAAP.
(3)	Taxes reflect usage of ARIAD net operating losses.
(4)	Unlevered Free Cash Flow is defined for purposes of these projections as EBITDA less taxes, capital expenditures, and changes in working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. As part of its analyses, Goldman Sachs performed an “Illustrative WholeCo Discounted Cash Flow Analysis” (summarized below under “Opinions of Financial Advisors—Opinion of Goldman, Sachs & Co.”) in which it derived a range of illustrative present values per Share reflecting Company management’s assumption that the Company would have by the end of 2026 pipeline products beyond the Company’s currently identified pipeline and, as such, have a terminal value as of end of that year. For purposes of this analysis, Company management provided Goldman Sachs for its use projections reflecting greater research and development expenses (representing approximately 12% of the Company’s revenue) and, as such, lower Unlevered Free Cash Flow for the years from 2021 through 2026 for the terminal year of 2026 reflected in the analysis.

(iv) Opinions of Financial Advisors

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter effective as of December 9, 2016 and executed by the parties on January 8, 2017, the Company formally retained J.P. Morgan as its financial advisor in connection with the proposed Offer and Merger. All references to the Offer and Merger in this section “—Opinion of J.P. Morgan Securities LLC” refer to the Offer and Merger taken together and not separately.

At the meeting of the Board of Directors on January 8, 2017, J.P. Morgan rendered its oral opinion to the Board of Directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the $24.00 for each Share of Common Stock (the “consideration”) to be paid to the holders of Shares in the Offer and Merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its January 8, 2017 oral opinion by delivering its written opinion to the Board of Directors, dated January 8, 2017, that, as of such date, the consideration to be paid to the holders of Shares in the Offer and Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated January 8, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex I hereto and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board of Directors (in its capacity as such), in connection with and for the purposes of its evaluation of the proposed Offer and Merger, was directed only to the consideration to be paid in the proposed Offer and Merger, and did not address any other aspect of the proposed Offer and Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Offer and Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or any other matter.

In arriving at its opinion, J.P. Morgan:

•	reviewed a draft dated January 8, 2017 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Offer and Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Offer and Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the proposed Offer and Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the proposed Offer and Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Offer and Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Offer and Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Offer and Merger, or any class of such persons relative to the consideration to be paid to the holders of Shares in the Offer and Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Common Stock will trade at any future time.

The terms of the Merger Agreement, including the consideration, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Board of Directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board of Directors in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board of Directors or the management of the Company with respect to the proposed Offer and Merger or the consideration to be received by holders of Shares in connection therewith.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering its opinion to the Board of Directors on January 8, 2017 and contained in the presentation delivered to the Board of Directors on such date in connection with the rendering of such opinion. The summaries below do not purport to be a complete description of the analyses or data presented by J.P. Morgan.

Discounted Cash Flow Analysis

J.P. Morgan conducted a sum-of-the-parts discounted cash flow analysis of the Company, on a product-by-product basis, for the purpose of determining an implied fully diluted equity value per share for the Common Stock based on the aggregate of the implied equity values calculated by J.P. Morgan for each of the Company’s existing and pipeline products, and taking into account certain other items described below. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their present value. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for each of the Company’s existing and pipeline products for this purpose represents revenues from product sales and collaboration agreements in respect of such products, less, as applicable, cost of goods sold (“COGS”), research and development expense and selling, general and administrative expense for such product, and adjusted for, as applicable, taxes, changes in net working capital, capital expenditures and depreciation and amortization. “Present value” refers to the current value of the cash flows generated by the asset or, as applicable, the amounts of a future expense and is obtained by discounting those cash flows or amounts back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by a product or, as applicable of the amounts of a future expense, using a terminal value growth rate of 0%.

J.P. Morgan performed the discounted cash flow analysis of the Company, based on projections prepared by the management of the Company relating to its business, for each of its existing and pipeline products, and from its license agreement with Medinol Ltd. (“Medinol”), for the calendar years 2017 through 2038. As instructed by Company management, J.P. Morgan used probability-adjusted financial projections prepared by Company management that took into account the probabilities, assigned by Company management, of achieving regulatory success and/or commercial success with its products.

In arriving at the implied fully diluted equity value per share of Common Stock on a standalone basis, J.P. Morgan calculated, based on the financial projections prepared by the management of the Company relating to its business, the unlevered free cash flows that the Company is expected to generate from each of its existing and pipeline products during the 22-year period ending on December 31, 2038. The unlevered free cash flows, as well as revenues from the Company’s license agreement with Medinol, stock-based compensation expense, discovery research and development expenses, COGS absorption and cash tax savings from net operating losses were then discounted to present values as of December 31, 2016, using a range of discount rates from 11.0% to 13.0%. The discount rate was selected based on the most recent financial information provided by the Company to J.P. Morgan. The discount rate range was based upon J.P. Morgan’s analysis of the weighted average cost of capital of the Company. J.P. Morgan also calculated the implied “platform value” of the Company’s business by assigning a hypothetical terminal value to each existing and pipeline product, in each case calculated as of two years after the loss of exclusivity for such product. J.P. Morgan also calculated a terminal value for future stock-based compensation expense, discovery research and development expenses and COGS absorption, in each case calculated as of 2035. Each of these terminal values was then discounted to present value, and then aggregated to arrive at an implied platform value. J.P. Morgan then aggregated the present value of each of the unlevered cash flows, stock-based compensation expense, discovery research and development expenses, COGS absorption, revenues from the Company’s license agreement with Medinol, and cash savings from net operating losses together with the implied platform value to derive a firm value. The firm value was further adjusted by adding the Company’s net cash to derive an implied equity value. For purposes of its analysis, J.P. Morgan assumed a valuation date of December 31, 2016.

Based on the foregoing, J.P. Morgan derived an implied fully diluted equity value per share range for the Company, on a standalone basis, rounded to the nearest $0.25, of between $20.00 and $23.25, which J.P. Morgan compared to the proposed cash consideration per Share of $24.00 in cash.

Miscellaneous

The foregoing summary of the material financial analyses undertaken by J.P. Morgan does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. As a result, the range of valuations resulting from the analyses described above was merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to the analyses or factors considered by it and did not form an opinion as to whether such analyses or any factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the proposed Offer and Merger and deliver an opinion to the Board of Directors with respect to the Offer and Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

J.P. Morgan received a fee from the Company of $3,000,000 after J.P. Morgan delivered its opinion. The Company has agreed to pay J.P. Morgan a transaction fee of $33,000,000, against which the opinion fee will be credited, upon the consummation of the proposed Offer and Merger. In addition, the Company has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Parent. During the two-year period preceding delivery of its opinion ending on January 8, 2017, the aggregate fees received by J.P. Morgan from the Company were approximately $1,100,000 and from Parent were approximately $1,400,000. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent.

As J.P. Morgan advised the Board of Directors at its meetings on December 12, 2016 and January 7, 2017, in June 2014 one of J.P. Morgan’s affiliates (x) sold to the Company convertible note hedge options relating to the Common Stock in connection with the Company’s sale of the Convertible Notes and (y) purchased from the Company warrants relating to the Common Stock contemporaneously with such sale of such convertible note hedge options. J.P. Morgan’s affiliate entered into these transactions, and acted thereunder, as principal for its own account and not as an advisor to the Company. On January 8, 2017, substantially concurrently with the execution of the Merger Agreement, the Company and J.P. Morgan’s affiliate agreed to terminate the note hedge and warrant transactions effective upon the execution of the Merger Agreement, with no payments due from the Company to J.P. Morgan’s affiliate and no payments due from J.P. Morgan’s affiliate to the Company.

In connection with such note hedge options and warrants transactions, J.P. Morgan’s affiliate had exposure to market fluctuations in the price of the Common Stock. Such affiliate’s ordinary practice is to hedge its net market exposure to the price of the common stock underlying private derivative transactions with issuers of such common stock such as the note hedge and warrant transactions. In connection with the note hedge and warrant transactions, J.P. Morgan and its affiliates engaged in hedging and other market transactions (which may have included purchasing or selling the Common Stock and the entering into or unwinding of various derivative transactions with respect to the Common Stock) that were generally intended to substantially neutralize J.P. Morgan’s affiliate’s risk exposure as a result of the note hedge options and warrants transactions.

Prior to the Company’s entry into the Merger Agreement, J.P. Morgan provided the Company and the Board of Directors with certain estimates and analyses concerning the impact of the proposed Offer and Merger on the note hedge and warrant transactions, based on theoretical models and various assumptions concerning the terms of the proposed Offer and Merger and market conditions and other information available at the time. Such estimates and analyses were prepared by investment banking personnel without consultation with the derivatives trading personnel responsible for J.P. Morgan’s affiliate’s position as principal in the note hedge and warrant transactions. For additional information about such estimates and analyses, see the section entitled “Background of Offer and Merger.”

In connection with the termination of the note hedge and warrant transactions, J.P. Morgan and its affiliates unwound their related hedging and other market transactions with third parties unaffiliated with the Company. Such unwinding was at J.P. Morgan’s and its affiliates’ own risk and could have resulted in a gain or loss to J.P. Morgan and its affiliates. Upon completion of their unwind activities, J.P. Morgan and its affiliates realized a currently estimated net gain (after taking into account any hedging gains or losses) of approximately $29,000,000 to $34,000,000.

In accordance with industry practice, J.P. Morgan maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by investment banking personnel to the personnel who are undertaking these hedging and other market transactions.

In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Goldman, Sachs & Co.

At a meeting of the Company’s Board of Directors held on January 8, 2017, Goldman Sachs rendered to the Company’s Board of Directors its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $24.00 in cash per Share to be paid to the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 8, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex II. The summary of the Goldman Sachs opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Company’s Board of Directors in connection with its consideration of the Offer and Merger and the opinion does not constitute a recommendation as to how any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2015;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, which we refer to as the “Forecasts” and which are summarized above under “—Certain Unaudited Prospective Financial Information”.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceuticals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Company, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Company that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any adverse effect on the expected benefits of the proposed transaction in any way meaningful to its analysis. Goldman Sachs assumed that the proposed transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’s opinion does not address the underlying business decision of the Company to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’s opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date of the opinion, of the $24.00 in cash per share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement, the proposed transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed transaction, including, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the proposed transaction, whether relative to the $24.00 in cash per share to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the proposed transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’s advisory services and its opinion were provided for the information and assistance of the Company’s Board of Directors in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of shares of Shares should vote with respect to any other matter. Goldman Sachs’s opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company’s Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 6, 2017 and is not necessarily indicative of current market conditions.

Implied Premiums and Multiple Analysis

Goldman Sachs analyzed the $24.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement in relation to:

•	the closing price per Share as of January 6, 2017;

•	the volume weighted average price for the Shares over the 3-month period ended January 6, 2017;

•	the volume weighted average price for the Shares over the 6-month period ended January 6, 2017;

•	the volume weighted average price for the Shares over the 12-month period ended January 6, 2017; and

•	the highest and lowest trading price for the Shares over the 52 week period ended January 6, 2017.

The results of this analysis are as follows:

Reference Price Per Share	Implied Premium Represented by the $24.00 Per Share
January 6, 2017 Closing Price of $13.74	74.7%
3-month VWAP of $11.67	105.7%
6-month VWAP of $11.19	114.5%
12-month VWAP of $9.38	155.9%
52-week high of $14.19	69.1%
52-week low of $4.48	435.7%

In addition, Goldman Sachs calculated the implied enterprise value for the Company, referred to as the “Implied Enterprise Value,” by multiplying the $24.00 per share by the total number of fully diluted Shares outstanding calculated using the Shares and other equity securities outstanding as of January 6, 2017 as provided by Company management, and adding to the result the amount of the Company’s net debt (the outstanding principal amount of the Company’s Convertible Notes and the Company’s royalty financing obligation, less cash and marketable securities, referred to as “Net Debt”) as of September 30, 2016 and breakage costs relating to the Company’s royalty financing obligation.

Goldman Sachs then calculated the Implied Enterprise Value as multiples of:

•	probability of success adjusted estimates of the Company’s net revenue for 2017 and 2018, as reflected in the Forecasts; and

•	median of estimates of the Company’s net revenue for 2017 and 2018, as published by the Institutional Broker Estimate System, which is referred to as “IBES”.

The results of these calculations were as follows:

Implied Transaction Enterprise Value as a multiple of:	Multiples
Enterprise Value / 2017 Adjusted Revenue (Ariad Management Forecasts)	12.3x
Enterprise Value / 2018 Adjusted Revenue (Ariad Management Forecasts)	11.5x
Enterprise Value / 2017 Adjusted Revenue (IBES)	23.5x
Enterprise Value / 2018 Adjusted Revenue (IBES)	16.8x

Illustrative WholeCo Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow, or “DCF,” analysis to derive a range of illustrative present values per Share.

Using mid-year convention and discount rates ranging from 13.0% to 15.0%, reflecting estimates of the weighted average cost of capital of the Company, Goldman Sachs discounted to present value as of September 30, 2016, the date of the last balance sheet of the Company publicly available at the time Goldman Sachs rendered its opinion to the Board of Directors, (a) probability of success adjusted estimates of the unlevered free cash to be generated by the Company for the period from January 1, 2017 to December 31, 2038, as reflected in the Forecasts, and (b) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 1.0% to 3.0% to a probability of success adjusted estimate of the unlevered free cash flow to be generated by the Company for a terminal year of 2026 as reflected in the Forecasts. Goldman Sachs then derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived as described above.

Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the Net Debt of the Company as of September 30, 2016 to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 6, 2017 as provided by Company management, to derive a range of illustrative present values per Share ranging from $17.87 to $23.84.

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative sum-of-the-parts DCF analysis to derive a range of illustrative present values per Share.

In connection with this analysis, Goldman Sachs performed separate DCF analyses with respect to the following products and items of the Company:

•	Iclusig (consisting of Iclusig 1L, Iclusig 2L, Iclusig 3L, Iclusig 4L, Iclusig T315I+, Iclusig PH+ ALL and Iclusig rest of the world, or “ROW,” royalties);

•	Brigatinib (consisting of Brigatinib 1L, Brigatinib 2L, Brigatinib 3L, Brigatinib 4L & ROS-1 and Brigatinib ROW royalties);

•	NDC AP32788;

•	PAN-Kit Inhibitor; and

•	Immuno-Kinase Program.

Using a mid-year convention and discount rates ranging from 13.0% to 15.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2016, probability of success adjusted estimates of the free cash flows to be generated from each product described above for the period from January 1, 2017 to December 31, 2038, all as reflected in the Forecasts, to derive a range of illustrative enterprise values for each product. The Forecasts assumed that Iclusig and Brigatinib would not generate cash flow after 2035 due to expiration of their patents and, as such, for purposes of its analysis, Goldman Sachs assumed that there would be no terminal value for these products as of 2035. The Forecasts also assumed that NDC AP32788, PAN-Kit Inhibitor and Immuno-Kinase Program would not generate cash flows after 2038, and, as such, for purposes of its analysis, Goldman Sachs assumed that there would be no terminal value for these products as of as of 2038.

Using the discount rates described above, Goldman Sachs also discounted to present value as of September 30, 2016, (i) estimates of the benefits to be derived by the Company from its utilization of its net operating losses as reflected in the Forecasts to derive a range of illustrative values for the Company’s net operating losses and (ii) certain expenses and revenues of the Company reflected in the Forecasts that had not been allocated to specific products, including discovery-related R&D, stock based compensation, financial impact of Medinol collaboration, capital expenditures and related depreciation and amortization to derive a range of illustrative negative values for these expenses.

Goldman Sachs then divided (i) each of the ranges of illustrative values it derived for each product of the Company, the Company’s net operating losses and the Company expenses referenced above and (ii) the Net Debt of the Company as of September 30, 2016, by the total number of fully diluted Shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 6, 2017 as provided by the Company management, to derive a per Share value for each such item.

Goldman Sachs then added together the per share values it derived for each such product and items listed above and subtracted the per share value it derived for the Net Debt to derive a range of illustrative present values per Share of the Company ranging from $15.81 to $18.13.

Premiums Paid Analysis

Goldman Sachs analyzed the premiums paid in certain acquisition transactions listed below announced since January 2012 with a transaction enterprise value ranging from $1 billion to $15 billion involving target companies in the biopharmaceutical industry. With respect to each of these transactions, Goldman Sachs calculated the implied premium of the price paid in the transactions to the last undisturbed closing stock price of the target company prior to the announcement of the transaction and to the highest trading price for the shares of the respective target company over the 52 week period relative to the date of the last undisturbed closing stock price of the target company. The following table presents the results of this analysis:

Announce Date	Target	Acquiror	Premium to
			Un- disturbed	52-Week High (1)
22-Aug-16	Medivation, Inc.	Pfizer Inc.	57%	23%
31-May-16	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals Public Limited Company	73%	66%
16-May-16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	55%	(37)%
14-Jul-15	Receptos, Inc.	Celgene Corporation	45%	14%
17-Jun-15	Kythera Biopharmaceuticals, Inc.	Allergan plc	50%	34%
6-May-15	Synageva Biopharma Corp.	Alexion Pharmaceuticals, Inc.	136%	84%
30-Mar-15	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.	42%	14%
11-Jan-15	NPS Pharmaceuticals, Inc.	Shire plc	51%	16%
2-Dec-14	Avanir Pharmaceuticals, Inc.	Otsuka Corporation	13%	11%
24-Aug-14	InterMune, Inc.	Roche Holding AG	63%	55%
9-Jun-14	Idenix Pharmaceuticals, Inc.	Merck & Co., Inc.	239%	163%
19-Dec-13	Algeta ASA	Bayer Nordic SE	37%	2%
11-Nov-13	ViroPharma Incorporated	Shire plc	64%	42%
25-Aug-13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	44%	23%
16-Jul-12	Human Genome Sciences, Inc.	GlaxoSmithKline plc	99%	(53)%
29-Jun-12	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	101%	68%
23-Apr-12	Ardea Biosciences, Inc.	AstraZeneca PLC	54%	10%
7-Jan-12	Inhibitex, Inc.	Bristol-Myers Squibb Company	163%	58%

	High		239%	163%
	Median		56%	23%
	Low		13%	(53)%

(1)	Premium to 52-Week high relative to undisturbed date

Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product candidate profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Merger Agreement.

As a result of its review of the implied premiums for the selected transactions and its professional judgment and experience, Goldman Sachs applied a range of illustrative premiums of 44.4% to 99.4% to the closing price per Share as of January 6, 2017. This analysis resulted in a range of implied values from $19.85 to $27.40 per Share.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’s opinion.

In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company’s Board of Directors as to the fairness from a financial point of view, as of the date of the opinion, of the $24.00 in cash per share to be paid to the holders of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $24.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company’s Board of Directors. Goldman Sachs did not recommend any specific amount of consideration to the Company or that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Company’s Board of Directors in considering the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Company’s Board of Directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed transaction. Goldman Sachs has acted as financial advisor to the Company in connection with the proposed transaction. Goldman Sachs expects to receive fees for its services in connection with the proposed transaction all of which are contingent upon consummation of the proposed transaction, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. During the two year period ended January 6, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately $2 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time. However, during the two year period ended January 6, 2017, Goldman Sachs has not received compensation for any such services. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which its Investment Banking Division may receive compensation.

The Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction.

Pursuant to an engagement letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs for its services in connection with the proposed transaction a fee in the amount of $8,500,000, all of which is contingent upon consummation of the proposed transaction. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Lazard Frères & Co. LLC

The Company retained Lazard to provide it with financial advisory services and to render to the Board of Directors a fairness opinion in connection with the Offer and the Merger. Lazard delivered its oral opinion to the Board of Directors on January 8, 2017, which opinion was subsequently confirmed in a written opinion of the same date, that, as of January 8, 2017 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Price to be paid to the holders of Shares of Common Stock (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL) in the Offer and the Merger was fair from a financial point of view to such holders. All references to the Offer and the Merger in this section “—Opinion of Lazard Frères & Co. LLC” refer to the Offer and the Merger taken together and not separately.

The full text of the written opinion of Lazard, dated January 8, 2017, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex III and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Board of Directors (in its capacity as such) and its opinion was rendered to the Board of Directors in connection with its evaluation of the Offer and the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Shares of Common Stock (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard’s opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares of Common stock or how such stockholder should vote or act with respect to the Offer, the Merger or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of, January 8, 2017. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after such date. Lazard did not express any opinion as to the price at which Shares of Common Stock may trade at any time subsequent to the announcement of the Offer and the Merger. In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company. In addition, Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer and the Merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated January 7, 2017, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•	reviewed various financial forecasts and other data provided to it by the Company relating to the business of the Company;

•	held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of the Common Stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in its analyses, which we refer to as the Company Projections and which are summarized above under “—Certain Unaudited Prospective Financial Information”, Lazard assumed, with the consent of the Company, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, will conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger will not have an adverse effect on the Company or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified therein) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Board in connection with Lazard’s opinion, dated January 8, 2017. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction considered in Lazard’s analyses and reviews is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 6, 2016, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis. Using the probability-adjusted projections and assumptions relating to the Company’s future performance prepared by management of the Company and furnished to Lazard for the purposes of its financial analysis, which we refer to as the Company Projections and which are summarized above under “—Certain Unaudited Prospective Financial Information”, Lazard performed a discounted cash flow analysis of the Company.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

Lazard calculated the present value of the aggregated unlevered free cash flows that the Company, based upon the Company Projections, is expected to generate from each of its existing and pipeline products, the Company’s license agreement with Medinol, stock-based compensation expense, discovery research and development expenses, COGS absorption, and cash tax savings from net operating losses, during the remainder of 2017 and for fiscal years 2018 through 2038. The Company Projections assumed that the Company would not generate cash flow after 2037, based upon the expiration of certain of the Company’s patents and other assumptions. Therefore, for the purposes of its analysis, Lazard assumed that there would be no terminal value for the Company as of 2038. To calculate the present value of the unlevered free cash flows, Lazard used a discount rate range of 12.0% to 14.0%, which was chosen by Lazard based upon its analysis of the weighted average cost of capital of the Company. Lazard adjusted for net debt (cash) and derived an overall equity value for the Company that, when divided by the number of fully diluted Shares of Common Stock outstanding provided by Company management, resulted in a range of implied equity values per Share of Common Stock of $18.25 to $21.00 (rounded to the nearest $0.25).

Precedent Transactions Analysis. Using publicly available information, Wall Street research and FactSet Research Systems, Lazard reviewed and analyzed selected precedent transactions involving companies in the biopharmaceutical industry that Lazard viewed as generally relevant in evaluating the Offer and the Merger. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offer and the Merger.

Specifically, Lazard reviewed three merger and acquisition transactions in the biopharmaceutical industry announced since January 1, 2013, that Lazard deemed relevant to consider in relation to the Company and the Offer and the Merger. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Offer and the Merger or to the Company, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Offer and the Merger and/or involve targets that, for the purposes of analysis, may be considered similar to the Company.

The precedent transactions Lazard selected for this analysis were as follows:

Announcement Date	Acquiror	Target
August 22, 2016	Pfizer Inc.	Medivation, Inc.
March 4, 2015	AbbVie Inc.	Pharmacyclics, Inc.
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.

Using data regarding the precedent transactions and the target companies available from FactSet Research Systems, Wall Street research and public filings, Lazard examined the selected transactions with respect to the enterprise value implied for the target company in the transaction (calculated as the equity purchase price in the selected transaction plus the book value of any debt and preferred equity, less cash and cash equivalents and short term investments, plus the book value of minority interests of the target company as last publicly reported by the target company in its public filings prior to the announcement of the applicable transaction) as a multiple of the target company’s three- and four-year forward revenues, which are referred to as “EV/ FY+3 Revenue” and “EV/FY+4 Revenue”, respectively, as reflected in publicly available consensus estimates at the time of the transaction announcement. Using its professional judgment and experience, Lazard then selected the lowest and highest EV/ FY+3 Revenue and EV/ FY+4 Revenue multiples for the selected precedent transactions, which ranged from 5.4x to 8.6x for EV/ FY+3 Revenue and 4.0x to 7.0x for EV/ FY+4 Revenue. Lazard then applied these reference ranges to the Company’s estimated revenues for 2019 and 2020, respectively, from the Company Projections. This analysis indicated the following range of implied fully diluted equity values per Share of Common Stock (rounded to the nearest $0.25):

Implied Value Per Share
EV/FY+3 Revenue	$14.00 - $21.50
EV/FY+4 Revenue	$15.50 - $26.25

Selected Public Companies Analysis. Using publicly available information, Wall Street research and FactSet Research Systems, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded companies that operate in the biopharmaceutical industry, the operations of which Lazard believed, based on its experience with companies in the biopharmaceutical industry and its professional judgment, to be generally relevant in analyzing the Company’s operations for purposes of this analysis. Lazard compared such information for the selected comparable companies to the corresponding information for the Company.

The companies in the biopharmaceutical industry selected by Lazard for this analysis were as follows:

•	Exelixis, Inc.

•	Clovis Oncology, Inc.

•	Array BioPharma Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of the Company. However, none of the selected companies is identical to the Company and certain of these companies may have characteristics that are materially different from those of the Company. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values of each company are also relevant.

For each of the selected companies above, Lazard calculated the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt and preferred equity, less cash and cash equivalents and short term investments, plus book value of minority interests) as of January 6, 2017, as a multiple of publicly available consensus revenue estimates, which we refer to as “EV/Revenue”, for 2018 through 2021. The results of this analysis are as follows:

EV/Revenue
Company	2018E	2019E	2020E	2021E
Exelixis, Inc.	10.1x	6.6x	5.3x	4.1x
Clovis Oncology, Inc.	10.4x	6.1x	4.1x	3.4x
Array BioPharma Inc.	6.5x	4.1x	3.1x	2.6x
Mean	9.0x	5.6x	4.1x	3.4x

For informational purposes only, Lazard also observed that the selected companies had four year projected revenue compound annual growth rates in a range of 35% to 45%, with a mean rate of 39%.

Using its professional judgment and experience, Lazard then selected the lowest and highest multiples of estimated EV/Revenue for 2019 and for 2020 for the three selected companies above, which ranged from 4.1x to 6.6x for 2019 and from 3.1x to 5.3x for 2020. Lazard applied these reference ranges to the Company’s estimated revenues for 2019 and 2020, respectively, from the Company Projections. This analysis indicated the following range of implied fully diluted equity values per Share of Common Stock (rounded to the nearest $0.25):

Implied Value Per Share
EV/2019E Revenue	$11.00 - $17.00
EV/2020E Revenue	$12.50 - $20.00

Other Analyses. The analyses and data relating to the Company described below were presented to the Board for informational purposes only and did not provide the basis for the rendering of Lazard’s opinion.

Premiums Paid Analysis. Using information from Thomson SDC, Lazard analyzed the premium paid for acquisitions of publicly traded companies in the biopharmaceutical industry by strategic buyers with transaction enterprise values (calculated as the equity purchase price in the selected transaction plus the book value of any debt and preferred equity, less cash and cash equivalents and short term investments, plus the book value of minority interests of the target company as last publicly reported by the target company in its public filings prior to the announcement of the applicable transaction) in excess of $1 billion that have been announced since January 1, 2010. For each of the precedent transactions, Lazard calculated the implied premium as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s closing share price on a one day, 20 trading day and 52-week trading high basis, measured based on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction ).

The analysis indicated the following premiums paid:

	One Day	20 Trading Day	52-Week High
Low	13%	25%	(52)%
25th Percentile	37%	37%	13%
Median	40%	45%	24%
75th Percentile	57%	63%	36%
High	239%	287%	205%

Based on this analysis, as well as its professional judgment and experience, Lazard selected a representative premium range of 40% to 60% and applied this range to the price per Share of Common Stock as of January 6, 2017, the last full trading day prior to Lazard’s delivery of its opinion to the Board of Directors of the Company. This analysis indicated a range of implied fully diluted equity values per Share of Common Stock of $19.25 to $22.00 (rounded to the nearest $0.25).

Analyst Price Targets. Lazard reviewed recently available equity analyst price targets based on published equity research reports covering the Company and calculated the low, median and high for the equity analyst price targets as of January 6, 2016 and as of January 6, 2017. The results of this analysis are as follows:

	January 6, 2016	January 6, 2017
Low	$4.50	$7.00
Median	$8.50	$12.50
High	$11.00	$22.00

Historical Trading Prices Analysis. Lazard reviewed historical price performance for Shares of Common Stock for the 52-week period ended January 6, 2017. During this period the closing prices of the Common Stock ranged from $4.50 per Share to $14.25 per Share (in each case, rounded to the nearest $0.25).

Miscellaneous.

The Company has agreed to pay Lazard a transaction fee of $5.5 million, payable upon the consummation of any merger or sale of assets or Common Stock of the Company, of which 25% became payable upon delivery of the fairness opinion. In addition, the Company has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement. Lazard has in the past two years provided certain investment banking services to the Company . Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Takeda and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Takeda and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Company because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in particular, as an advisor to companies in the healthcare sector, as well as its familiarity with the business of the Company.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Board in connection with, the provision of its opinion to the Board as to the fairness, from a financial point of view, to the holders of Common Stock (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the merger. Lazard’s opinion was one of many factors considered by the Board, as discussed further in “—Reasons for the Board’s Recommendation”.

(v) Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer in compliance, in the case of each of the directors of the Company, with their respective Tender and Support Agreements. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Tender and Support Agreement.”

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated as of January 8, 2017, the Company retained J.P. Morgan to act as its financial advisor in connection with a possible (i) business combination pursuant to which the business of the Company or its subsidiaries or controlled affiliates (collectively, the “Company Group”) is combined with that of another person, (ii) acquisition by a purchaser of a majority of the capital stock of any member of the Company Group, by way of tender or exchange offer, scheme of arrangement, negotiated purchase or any other means; and/or (iii) acquisition by a purchaser of a material portion of the assets, properties and/or businesses of any member of the Company Group, by way of a purchase, lease, license, exchange, joint venture or other means, and, if requested by the Company, to deliver an opinion as to the fairness, from a financial point of view, of the consideration to be paid in connection with any such potential transaction. The Company has agreed to pay J.P. Morgan a fee of $3 million, payable upon the earlier of public announcement of any such potential transaction or delivery by J.P. Morgan of its fairness opinion, which would be credited against a transaction fee of $33 million payable upon consummation of such potential transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services under its engagement letter, including reasonable fees of counsel up to a cap, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

Pursuant to an engagement letter dated as of January 6, 2017 between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs for its services in connection with the proposed transaction a fee in the amount of $8,500,000 all of which is contingent upon consummation of the proposed transaction. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Pursuant to an engagement letter dated as of January 6, 2017, the Company retained Lazard to act as investment banker in connection with a possible sale of all or a majority of the assets or equity securities of the Company, and to deliver a fairness opinion in connection with such a potential transaction. The Company has agreed to pay Lazard a transaction fee of $5.5 million, payable upon the consummation of any merger or sale of assets or Common Stock, of which 25% became payable upon delivery of the fairness opinion. In addition, the Company has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer.

The information set forth in Item 4. “The Solicitation or Recommendation” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or as otherwise described in this Item 6, no transactions in the Company Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth in the chart below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Anna Protopapas	12/30/2016	3,125	n/a	RSU lapse
Anna Protopapas	12/30/2016	2,851	n/a	Restricted Stock lapse
Norbert G. Riedel, Ph.D.	12/30/2016	3,125	n/a	RSU lapse
Sarah J. Schlesinger, M.D.	12/30/2016	3,125	n/a	RSU lapse
Alexander J. Denner, Ph.D.	12/30/2016	3,125	n/a	RSU lapse
Daniel M. Bollag, Ph.D.	1/9/2017	32,000	$7.82	(1)
Daniel M. Bollag, Ph.D.	1/9/2017	32,000	$23.78	(2)
Paris Panayiotopoulos	1/13/2017	66,600	n/a	RSU lapse
Paris Panayiotopoulos	1/17/2017	33,300	$23.69	(2)

(1)	Shares were acquired from exercise of an outstanding Option pursuant to a Rule 10b5-1 trading plan adopted on June 15, 2016.
(2)	Shares were sold pursuant to a Rule 10b5-1 trading plan dated June 15, 2016.

Item 7. Purposes of the Transaction, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

•	or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

Termination of a Material Definitive Agreement

In connection with the Merger, on January 8, 2017, the Company entered into the Call Option and Warrant Termination Agreement with JP Morgan Chase Bank, National Association, London Branch (the “Counterparty”), pursuant to which the Company and the Counterparty agreed to terminate (i) the base call option transaction entered into between the Company and the Counterparty on June 12, 2014 in connection with the issuance of the Convertible Notes and (ii) the base warrant transaction entered into between the Company and the Counterparty on June 12, 2014. Under the terms of the Call Option and Warrant Termination Agreement, no payment was or shall be made or received by either party in connection with such termination.

The foregoing description of the Call Option and Warrant Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Call Option and Warrant Termination Agreement, which is filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 10, 2017, and is incorporated herein by reference.

Stockholder Approval Not Required

On January 8, 2017, our Board of Directors unanimously (i) declared the Merger Agreement, the Tender and Support Agreements, the Merger and the other Transactions, including the Offer, advisable, fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) determined to recommend that the stockholders of the Company (other than Parent and its Subsidiaries) accept the Offer and tender their shares pursuant to the Offer, (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, each of the Tender and Support Agreements and the Transactions (including the Offer) and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. If Purchaser satisfies the Minimum Tender Condition, it will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include a person who beneficially owns or acquires 15% or more of a Delaware corporation’s outstanding voting stock and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the Board of Directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, or (c) the business combination is approved by the corporation’s Board of Directors and the affirmative vote of 66-2/3% of the outstanding voting stock that is not owned by the person.

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in accordance with Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex IV. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex IV carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is January 20, 2017), deliver to the Company at the address indicated

below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective time of the Merger to all the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to ARIAD Pharmaceuticals, Inc., Attention: Corporate Secretary, 125 Binney Street, Cambridge, Massachusetts 02142. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. If immediately before the Merger the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

In determining the value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex IV to this Schedule 14D-9.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the

Offer would be extended until the tenth calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and the Company’s agreement, the acquisition can be blocked only by court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual States of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws.

Parent and the Company and certain of their subsidiaries conduct business in several countries outside of the United States. Either Parent or the Company may be required to make filings with regulators in connection with the Transactions in any of those jurisdictions. Other competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the Transactions before the Transactions are consummated. Neither Parent nor the Company can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or the Company, as applicable, will prevail.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements may include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business; the expected timing of brigatinib approval in the United States; statements regarding the anticipated timing of filings and approvals relating to the Transactions; statements regarding the expected timing of the completion of the Transactions; statements regarding the ability to complete the Transactions considering the various closing conditions; the projected financial information (including operating income and Unlevered Free Cash Flow); and any statements regarding assumptions underlying any of the foregoing. Investors are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Shares will be tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of disruption from the Transactions making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, market, economic, political or regulatory conditions outside of the Company’s control; and transaction costs. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2015 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. Many of these factors are beyond the Company’s control. Unless otherwise required by applicable law, the Company disclaims any intention or obligation to update forward-looking statements contained in these documents as the result of new information, future events or developments. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9. Exhibits.

(a)(1)	Offer to Purchase, dated January 19, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on January 19, 2017 (the “Schedule TO”))

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Joint Press Release, dated as of January 9, 2017, issued by ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited relating to the proposed acquisition of ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.1 to ARIAD Pharmaceuticals, Inc.’s Schedule 14D-9C filed with the SEC on January 9, 2017)

(a)(7)	Press Release, dated as of January 9, 2017, issued by ARIAD Pharmaceuticals, Inc. relating to the proposed acquisition of ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.2 to ARIAD Pharmaceuticals, Inc.’s Schedule 14D-9C filed with the SEC on January 9, 2017)

(a)(8)	Employee letter, dated January 9, 2017 from the President and Chief Executive Officer of ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.3 to ARIAD Pharmaceuticals, Inc.’s Schedule 14D-9C filed with the SEC on January 9, 2017)

(a)(9)	Summary Advertisement as published in The New York Times on January 19, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(10)	Opinion dated January 8, 2017 of J.P. Morgan Securities LLC to the Board of Directors of ARIAD Pharmaceuticals, Inc. (included as Annex I to this Schedule 14D-9)

(a)(11)	Opinion dated January 8, 2017 of Goldman, Sachs & Co. to the Board of Directors of ARIAD Pharmaceuticals, Inc. (included as Annex II to this Schedule 14D-9)

(a)(12)	Opinion dated January 8, 2017 of Lazard Frères & Co. LLC to the Board of Directors of ARIAD Pharmaceuticals, Inc. (included as Annex III to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated January 8, 2017 among ARIAD Pharmaceuticals, Inc., Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc. (incorporated by reference to Exhibit 2.1 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017)

(e)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017)

(e)(3)	Confidentiality Agreement, dated December 18, 2016 between ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(4)	Exclusivity Agreement, dated December 26, 2016 among ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(5)	2006 Long-Term Incentive Plan (incorporated by reference to Appendix A to ARIAD Pharmaceuticals, Inc., Definitive Proxy Statement on Schedule 14A, as amended, filed on April 30, 2012)

(e)(6)	Form of Stock Option Certificate under the ARIAD Pharmaceuticals, Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.30.2 to ARIAD Pharmaceuticals, Inc.’s Annual Report on Form 10-K filed on February 29, 2012)

(e)(7)	Form of Stock Grant Certificate under the ARIAD Pharmaceuticals, Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.30.3 to ARIAD Pharmaceuticals, Inc.’s Annual Report on Form 10-K filed on February 29, 2012)

(e)(8)	Form of Restricted Stock Unit Certificate under the ARIAD Pharmaceuticals, Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.30.4 to ARIAD Pharmaceuticals, Inc.’s Annual Report on Form 10-K filed on February 29, 2012)

(e)(9)	Form of Restricted Stock Grant Certificate (for Directors) under ARIAD Pharmaceuticals, Inc. 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.30.5 to ARIAD Pharmaceuticals, Inc.’s Annual Report on Form 10-K filed on February 29, 2012)

(e)(10)	2014 Long-Term Incentive Plan (incorporated by reference to Appendix B to ARIAD Pharmaceuticals, Inc.’s, Definitive Proxy Statement on 14A, filed on May 9, 2014)

(e)(11)	Form of Option Agreement under the ARIAD Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2014)

(e)(12)	Form of Restricted Stock Unit Agreement under the ARIAD Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2014)

(e)(13)	Form of Restricted Stock Agreement under the ARIAD Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2014)

(e)(14)	Form of Performance Share Agreement under the ARIAD Pharmaceuticals, Inc.’s 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on November 7, 2014)

(e)(15)	Amended and Restated ARIAD Pharmaceuticals, Inc., 1997 Employee Stock Purchase Plan (for use after July 1, 2014) (incorporated by reference to Appendix C to ARIAD Pharmaceuticals, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on April 30, 2012)

(e)(16)	Form of Indemnity Agreement between ARIAD Pharmaceuticals, Inc. and its directors and officers (incorporated by reference to Exhibit 10.33 to ARIAD Pharmaceuticals, Inc.’s Annual Report on Form 10-K filed on March 16, 2009)

(e)(17)	Director Compensation Arrangements (incorporated by reference to Exhibit 10.25 to ARIAD Pharmaceuticals, Inc.’s Annual Report on Form 10-K filed on March 3, 2014)

(e)(18)	Executive Employment Agreement, dated December 16, 2015, between ARIAD Pharmaceuticals, Inc. and Paris Panayiotopoulos (incorporated by reference to Exhibit 10.1 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Current Report on Form 8-K filed on December 18, 2015)

(e)(19)	Executive Employment Agreement, dated December 1, 2016, between ARIAD Pharmaceuticals, Inc. and Timothy P. Clackson, Ph.D. (incorporated by reference to Exhibit 10.1 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 7, 2016)

(e)(20)	Executive Employment Agreement, dated March 9, 2016, between ARIAD Pharmaceuticals, Inc. and Manmeet S. Soni (incorporated by reference to Exhibit 10.15 to ARIAD Pharmaceuticals, Inc.’s Amendment No. 1 of the Annual Report on Form 10-K/A filed on April 29, 2016)

(e)(21)	Executive Employment Agreement, dated December 1, 2016, between ARIAD Pharmaceuticals, Inc. and Daniel M. Bollag, Ph.D. (incorporated by reference to Exhibit 10.2 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 7, 2016)

(e)(22)	Executive Employment Agreement, dated December 1, 2016, between ARIAD Pharmaceuticals, Inc. and Hugh M. Cole (incorporated by reference to Exhibit 10.3 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 7, 2016)

(e)(23)	Executive Employment Agreement, dated June 1, 2016, between ARIAD Pharmaceuticals, Inc. and Jayne M. Gansler (incorporated by reference to Exhibit 10.6 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2016)

(e)(24)	Executive Employment Agreement, dated May 23, 2016, between ARIAD Pharmaceuticals, Inc. and Jennifer L. Herron (incorporated by reference to Exhibit 10.5 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2016)

(e)(25)	Executive Employment Agreement, dated July 15, 2016, between ARIAD Pharmaceuticals, Inc. and Elona Kogan (incorporated by reference to Exhibit 10.1 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on November 8, 2016)

(e)(26)	Stock Option Agreement, between ARIAD Pharmaceuticals, Inc. and Paris Panayiotopoulos (inducement grant) (incorporated by reference to Exhibit 99.1 to ARIAD Pharmaceuticals, Inc.’s Registration Statement on Form S-8 filed on March 18, 2016)

(e)(27)	Form of Restricted Stock Unit Agreement, between ARIAD Pharmaceuticals, Inc. and Paris Panayiotopoulos (inducement grant) (incorporated by reference to Exhibit 10.2 to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed on December 18, 2015)

(e)(28)	Form of Stock Option Agreement, between ARIAD Pharmaceuticals, Inc. and Manmeet S. Soni (inducement grant)+ (incorporated by reference to Exhibit 99.2 to ARIAD Pharmaceuticals, Inc.’s Registration Statement on Form S-8 filed on March 18, 2016)

(e)(29)	Form of 2016 Performance Share Agreement, between ARIAD Pharmaceuticals, Inc. and Manmeet S. Soni (inducement grant)+ (incorporated by reference to Exhibit 99.3 to ARIAD Pharmaceuticals, Inc.’s Registration Statement on Form S-8 filed on March 18, 2016)

(e)(30)	Form of Option Agreement under ARIAD Pharmaceuticals, Inc.’s, 2014 Long-Term Incentive Plan, effective May 16, 2016 (incorporated by reference to Exhibit 10.7 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2016)

(e)(31)	Form of Restricted Stock Unit Agreement under ARIAD Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, effective May 16, 2016 (incorporated by reference to Exhibit 10.8 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2016)

(e)(32)	Form of Performance Share Agreement under ARIAD Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, effective May 16, 2016 (incorporated by reference to Exhibit 10.9 to ARIAD Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2016)

(e)(33)	Excerpts from ARIAD Pharmaceuticals, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on June 7, 2016 (incorporated by reference to ARIAD Pharmaceuticals, Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on June 7, 2016)

(e)(34)	Excerpts from ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on December 7, 2016 (incorporated by reference to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on December 7, 2016)

(e)(35)	Excerpts from ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017 (incorporated by reference to ARIAD Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 10, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Manmeet S. Soni
Name:	Manmeet S. Soni
Title:	Chief Financial Officer

Dated: January 19, 2017

ANNEX I

January 8, 2017

The Board of Directors

ARIAD Pharmaceuticals, Inc.

125 Binney Street

Cambridge, MA 02142

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of ARIAD Pharmaceuticals, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 8, 2017 (the “Agreement”), among the Company, Takeda Pharmaceutical Company Limited (the “Acquiror”) and its wholly-owned subsidiary, Kiku Merger Co., Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $24.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Acquiror or Acquisition Sub or by any wholly-owned subsidiary of either the Company or the Acquiror or held in treasury and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated January 8, 2016, of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and

Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. As we have previously advised the Board of Directors of the Company, in June 2014 one of our affiliates (x) sold to the Company convertible note hedge options relating to the Company Common Stock in connection with the Company’s sale of certain convertible notes (the “Note Hedge Options”) and (y) purchased from the Company warrants relating to the Company Common Stock contemporaneously with such sale of the Note Hedge Options (the “Warrants” and, together with the Note Hedge Options, the “Call Spread”). Such affiliate entered into the Call Spread, and is acting thereunder, as principal for its own account and not as an advisor to the Company. Pursuant to the terms of each of the Note Hedge Options and the Warrants, upon the occurrence of a make-whole fundamental change under the convertible notes that are the subject of the Note Hedge Options (the “Convertible Notes”), a fundamental change under the Convertible Notes and/or certain transactions or events involving the Company, the terms of the Note Hedge Options and/or Warrants may be adjusted and/or one or both of the Note Hedge Options and the Warrants may be terminated, in whole or in part. Upon any termination of the Warrants, the Company will be required to make a payment or delivery to such affiliate. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined in the Agreement) or any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

N074620

ANNEX II

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

January 8, 2017

Board of Directors

Ariad Pharmaceuticals, Inc.

125 Binney Street

Cambridge, Massachusetts 02142

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ariad Pharmaceuticals, Inc. (the “Company”) of the $24.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of January 8, 2017 (the “Agreement”), by and among Takeda Pharmaceutical Company Limited (“Takeda”), Kiku Merger Co., Inc., a wholly owned subsidiary of Takeda (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $24.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company and each outstanding Share (other than Shares already owned by Takeda and its subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $24.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Takeda, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with the Transaction. We expect to receive fees for our services in connection with the Transaction all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We have provided certain financial advisory and/or underwriting services to Takeda and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Takeda and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for

Securities and Investment Services Provided by Goldman, Sachs & Co.

II-1

Board of Directors

Ariad Pharmaceuticals, Inc.

January 8, 2017

certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceuticals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the $24.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $24.00 in cash per Share to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Takeda or the ability of the Company or Takeda to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $24.00 in cash to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

II-2

ANNEX III

January 8, 2017

The Board of Directors

ARIAD Pharamaceuticals, Inc.

125 Binney Street

Cambridge, MA 02142

Dear Members of the Board:

We understand that ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Buyer”), and Kiku Merger Co., Inc., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Buyer will acquire the Company (the “Transaction”). Pursuant to the Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a price per share of Common Stock equal to $24.00 in cash (the “Consideration”). The Agreement further provides that, following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) and each then outstanding share of Common Stock, other than any share of Common Stock that is a Dissenting Share (as defined in the Merger Agreement) or that is to be cancelled pursuant to Section 2.05(b) or Section 2.05(c) of the Agreement (holders of such shares of Common Stock, “Excluded Holders”) will be converted into the right to receive an amount in cash equal to the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated January 7, 2017, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of the Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the

III-1

The Board of Directors

ARIAD Pharmaceuticals, Inc.

January 8, 2017

financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to the Company. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Buyer and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

III-2

The Board of Directors

ARIAD Pharmaceuticals, Inc.

January 8, 2017

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC

By	/s/ Jason R. Bernhard
Jason R. Bernhard
Managing Director

III-3

ANNEX IV

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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